Filed Pursuant to Rule 424(b)(4)

Registration No. 333-137270

PROSPECTUS

1,000,000 shares of common stock

1,000,000 redeemable warrants

We are offering 1,000,000 shares of common stock and 1,000,000 redeemable warrants. We sometimes refer to the shares of common stock and redeemable warrants being sold in this offering as the “securities.” Each warrant may be exercised to purchase one share of common stock at an exercise price of $6.19. The warrants have terms identical to those warrants currently quoted on the Nasdaq Capital Market under the symbol “ICOPW” and therefore are exercisable at any time after issuance until their expiration date on July 8, 2010, unless earlier redeemed. We may redeem some or all of the warrants at a price of $0.25 per warrant at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million, by giving not less than 30 days’ prior written notice to the holders of the warrants.

Our common stock and warrants are traded on the Nasdaq Capital Market and NYSE Arca under the symbols “ICOP” and “ICOPW,” respectively. The offering prices of the shares and warrants offered by this prospectus are $4.60 per share and $1.37 per warrant. In this offering, you may purchase either shares or warrants or a combination thereof.

INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Shares		Warrants
	Per Share	Total	Per Warrant	Total

Public offering price	$4.60	$4,600,000	$1.37	$1,370,000
Underwriting discount	$0.46	$460,000	$0.137	$137,000
Proceeds to us, before expenses	$4.14	$4,140,000	$1.233	$1,233,000

The expenses for this offering will include a non-accountable expense allowance of 3% of the gross proceeds of this offering payable to Paulson Investment Company, Inc., the representative of the underwriters of this offering. Additionally, we have granted the underwriters a 45-day option to purchase up to an additional 150,000 shares of common stock and 150,000 warrants.

Paulson Investment Company, Inc.	Capital Growth Financial, LLC

The date of this prospectus is October 16, 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our common stock and warrants are sold.

We are not, and the underwriters are not, making an offer to sell the common stock and warrants in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

We own the following trademarks: ICOP®, ICOP Digital® and the ICOP Digital logo. We are seeking trademark protection for ICOP Model 20/20™ and ICOP On Watch™. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

Notice to California Investors: Each purchaser of the Common Stock or Warrants in California must meet one of the following suitability standards: (i) annual gross income of at least $50,000 and net worth of at least $75,000 (exclusive of home, home furnishings and automobiles) OR (ii) net worth of at least $150,000 (exclusive of home, home furnishings and automobiles), regardless of income level. In either instance, the investor’s purchase may not exceed 10% of his or her net worth (as calculated above).

i

PROSPECTUS SUMMARY

This is only a summary and does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 4. References to “we,” “us,” “our” or the “company” mean ICOP Digital, Inc.

Our Company

We design, engineer and market a digital in-car video system—the ICOP Model 20/20—designed for the rugged demands of the law enforcement agencies and other first responder markets such as fire departments and emergency medical units. The product offers what we believe to be superior video and audio recording technology as well as proprietary compression technology that insures the integrity of the recorded information. We have sold the ICOP Model 20/20 to over 140 law enforcement customers in 43 states through August 15, 2006. The ICOP Model 20/20 technology also has applications in other markets where surveillance and communications are critical to the safety of people and the security of property, including military and government installations; public transportation such as trains, buses and airplanes; financial institutions, telecommunications and energy facilities; and transportation centers such as airports, seaports, train stations and bus stations. In the future, we plan to develop and market other innovative surveillance and communications systems for the public and private security market.

Law enforcement has long recognized the value of gathering intelligence and documenting critical events by means of recorded videotape. Video and audio evidence collected by in-car systems has been used successfully in driving under the influence cases, traffic violations, vehicular pursuits, narcotic enforcement actions, assaults on officer incidents and civil litigation involving law enforcement agencies. Information collected by in-car video systems can also be used to assist agencies in identifying potential threats to homeland security.

The majority of in-car police video systems currently employed, however, rely on outdated analog technology that suffers from inferior video and audio quality, lack of dependability in extreme temperatures, storage and retrieval difficulties and officer safety concerns. The law enforcement industry is transitioning from analog to digital technologies for in-car video, and we believe that we are well-positioned to exploit this market. We believe that the ICOP Model 20/20 is priced below comparable units and that it offers features that are superior to its competition, including improved picture and audio quality, efficient and convenient placement in the radio slot in the dashboard, easy storage and retrieval of data, greater assurance of officer safety through strategic placement of the various components and, through our proprietary technology, enhanced security and integrity of the recorded information.

Our principal business office is located at 16801 W. 116th Street, Lenexa, Kansas 66219, and our telephone number at that address is (913) 338-5550. Our website address is www.ICOP.com. Information contained in our website or any other website does not constitute part of this prospectus.

This Offering

Securities offered:	1,000,000 shares of common stock and 1,000,000 redeemable warrants

Warrant terms:

Each warrant entitles the holder to purchase one share of common stock at an exercise price of $6.19. The warrants expire on July 8, 2010.

We have the right to redeem the warrants issued in this offering at a redemption price of $0.25 per warrant at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million. We are required to provide 30 days’ prior written notice to the warrant holders of our intention to redeem the warrants.

Common stock outstanding after this offering:	7,079,482 shares

Redeemable warrants outstanding after this offering:	4,217,500 warrants

Use of proceeds:	Inventory purchases, non-recurring engineering costs and general corporate purposes

Nasdaq Capital Market and NYSE Arca symbols:	Common stock: Warrants:	ICOP ICOPW

Risk factors:	Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section.

There were 6,079,482 shares of our common stock issued and outstanding as of October 4, 2006. Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:

•	assume no exercise of the warrants being offered;

•	assume no exercise of the underwriters’ over-allotment option to purchase up to 150,000 shares and 150,000 warrants; and

•	exclude the issuance of up to: (i) 757,500 shares of common stock issuable upon exercise of options granted under our stock option plan as of October 4, 2006; (ii) 105,000 shares of common stock issuable upon exercise of warrants to consultants and our independent directors as of October 4, 2006; (iii) 399,982 shares of common stock issuable upon exercise of warrants to certain bridge lenders as of October 4, 2006; (iv) 260,000 shares and 260,000 warrants issuable upon exercise of purchase warrants held by Paulson Investment Company, Inc. (“Paulson”) and its assignees, issued to Paulson as representative of the underwriters in our 2005 public offering of securities; (v) 65,000 shares and 22,750 warrants issuable upon exercise of a purchase warrant held by our placement agent, Paulson, in our December 2005 private placement of securities; and (vi) 3,217,500 shares issuable upon exercise of the redeemable warrants currently trading on the Nasdaq Capital Market and NYSE Arca under the symbol “ICOPW.”

Summary Consolidated Financial Data

The following summary consolidated financial information has been derived from our audited consolidated financial statements for the fiscal years 2004 and 2005 and derived from our unaudited consolidated financial statements for the six months ended June 30, 2005 and 2006 included elsewhere in this prospectus. The unaudited summary consolidated financial information and the actual and as adjusted consolidated balance sheet data include all adjustments, consisting principally of normal recurring adjustments, that we consider necessary for a fair presentation. Our historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of the results for the entire year.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
Selected Operating Data:
Revenue	$50,657	$1,760,421	$327,394	$2,167,759
Gross profit	18,902	708,851	88,491	904,508
Operating loss	(2,850,773)	(2,816,407)	(1,039,803)	(1,864,938)
Other income (expense), net	458,260	(81,391)	(141,109)	55,754
Loss from continuing operations before benefit for income taxes	(2,392,513)	(2,897,798)	(1,180,912)	(1,809,184)
Net loss	(2,392,513)	(2,897,798)	(1,180,912)	(1,809,184)
Net loss to common stockholders	$(2,892,513)	$(2,897,798)	$(1,180,912)	$(1,809,184)
Net loss per share to common stockholders	$(1.80)	$(0.92)	$(0.71)	$(0.32)
Shares used in computing net loss per share:
Basic and diluted	1,608,445	3,156,538	1,667,444	5,619,264

	June 30, 2006
	Actual	As adjusted
Selected Balance Sheet Data:
Cash and cash equivalents	$1,530,411	$3,003,411
Finished goods, inventory at cost	5,204,595	8,704,595
Total assets	8,542,439	13,515,439
Total current liabilities	560,840	560,840
Long-term debt, net of current maturities	100,814	100,814
Total stockholders’ equity	7,880,785	12,853,785

The as adjusted data reflect:

•	the issuance of the common stock at a public offering price of $4.60 per share;

•	the issuance of the warrants at a public offering price of $1.37 per warrant; and

•	the receipt of the net proceeds from this offering.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before purchasing our securities. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities you purchase. The following is a description of what we consider our key challenges and material risks.

Risks Related to Our Business

We have a history of losses, and we expect to continue to operate at a loss at least for the near term and may never be profitable.

Since the inception of our current business in 2002, we have incurred net losses in every year, including net losses of $537,000 for the year ended December 31, 2002, $4,343,000 for the year ended December 31, 2003, $2,393,000 for the year ended December 31, 2004 and $2,898,000 for year ended December 31, 2005. We also incurred a net loss of $1,809,000 for the six months ended June 30, 2006. Although we had working capital of $7,148,000 at June 30, 2006, we have had negative cash flows from operations. As a result of ongoing operating losses, we also had an accumulated deficit of $11,980,000 at June 30, 2006. We have had limited revenues to date and may never become profitable. We expect that our expenses will increase in the foreseeable future as we seek to expand our product line and sales and distribution network, implement internal systems and infrastructure and comply with the legal, accounting and corporate governance requirements imposed upon public companies. These ongoing financial losses may adversely affect our stock price.

Our limited operating history makes evaluation of our business difficult.

We have a limited operating history and have encountered, and expect to continue to encounter, many of the difficulties and uncertainties often faced by early stage companies. We commenced our current business operations in May 2002 and initiated the national roll-out of the ICOP Model 20/20 in June 2005. Accordingly, we have only a limited operating history by which you can evaluate our business and prospects. An investor must consider our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by early stage companies, including limited capital, delays in product development, possible marketing and sales obstacles and delays, inability to gain customer acceptance or to achieve significant distribution of our products to customers and significant competition. We may not be able to successfully address these risks. If we are unable to address these risks, our business may not grow, our stock price may suffer, and we may be unable to stay in business.

We currently have only one product offering and limited sales, so a failure to generate significant revenues from our current product would negatively impact our business.

We anticipate that sales of the ICOP Model 20/20 will account for all of our revenues in the near-term. Our long-term success will depend, in significant part, on our ability to achieve market acceptance of the ICOP Model 20/20 in the law enforcement and other first responder markets. The failure to do so would have a material adverse effect on our business, financial condition and results of operations.

The ICOP Model 20/20 is technologically complex, and our inability to improve the product and develop new products in the video surveillance market would adversely impact our ability to compete in our market.

To be competitive in our market, we must continually improve and expand our product line. Our success depends on our ability to anticipate advances in digital video technologies, enhance our existing product and develop and introduce new products and product line extensions to meet customer requirements and achieve market acceptance. This involves highly complex processes and will include components for which we have not yet demonstrated technical feasibility. Difficulty in development of new products or improvements to our existing product could delay or prevent the creation and release of such products, which would materially harm our business, operating results, financial condition and future growth. In addition, the introduction by others of new, protected technology could materially affect our ability to compete.

If we are unable to compete in our market, you may lose all or part of your investment.

Our market is highly competitive and highly fragmented. Most major in-car video manufacturers are in the process of developing, or have developed, new products that, like our ICOP Model 20/20, use digital video recording technology. Many of these competitors have significant advantages over us, including greater financial, technical, marketing and manufacturing resources, more extensive distribution channels, larger customer bases and faster response times to adapt new or emerging technologies and changes in customer requirements. As a result, our competitors may develop superior products or beat us to market with products similar to ours. If we are not successful in competing against our current and future competitors, you could lose your entire investment.

We may lose potential sales because of our inability to fulfill orders on a timely basis.

We use a third-party Japanese manufacturer to produce the ICOP Model 20/20, and the manufacturer makes its production and purchasing decisions based on information we provide regarding our projected needs. However, many customers will not provide us with forecasts of their requirements for our products. If those customers place significant orders, we may not be able to increase our production quickly enough to fulfill their orders. The inability to fulfill orders could damage our relationships with customers and reduce our sales which could have a material adverse effect on the value of your investment.

We may need to raise additional capital.

We are currently operating at a loss and expect our expenses to continue to increase as we expand our geographic presence throughout the United States and abroad. To date, we have relied almost exclusively on financing transactions to fund operations. In the future, new sources of capital may not be available to us when we need it or may be available only on terms we would find unacceptable. If such capital is not available on satisfactory terms or is not available at all, we may be unable to continue to fully develop our business, and our operations and financial condition may be materially and adversely affected. Debt financing, if obtained, could increase our expenses and would be required to be repaid regardless of operating results. Equity financing, if obtained, could result in dilution to our existing stockholders.

We depend on third parties to manufacture our product, and those third parties may not perform satisfactorily.

We do not have the resources, facilities or experience to manufacture our product, and therefore depend on third parties for its manufacture. We rely on a Japanese company for the development and exclusive manufacture of our ICOP Model 20/20 and on a Hong Kong company to provide electronic circuit and mechanical design and manufacturing services for a 900 MHz ISM band wireless microphone system used in the ICOP Model 20/20. Our manufacturing strategy presents the following risks:

•	we have limited control over the manufacturing processes;

•	if we have to change to new manufacturers, they would have to be educated in the processes necessary for the production of our products, which could be time consuming;

•	our Japanese manufacturer has certain rights related to an important process used in operating the ICOP Model 20/20; if this method were no longer available to us, we would have to redesign the product which could delay production; and

•	we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

Our use of manufacturers outside the United States may subject us to a number of risks that could disrupt the supply of our products and adversely impact sales, earnings and customer relationships.

Our ICOP Model 20/20 is manufactured in Japan and the microphone used in its operation is manufactured in Hong Kong. In addition to foreign currency risks, foreign manufacturing subjects us to a number of additional risks, including:

•	changes in trade policy and regulatory requirements;

•	uncertain economic conditions in the countries in which the manufacturing occurs;

•	duties, tariffs and other trade barriers and restrictions;

•	foreign collection problems; and

•	political and transportation risks.

Any of the above factors could disrupt the supply of products and adversely impact sales, earnings and customer relationships.

Because a significant portion of our expenses are incurred in a foreign currency, our results of operations may be harmed by inflation and currency fluctuations.

We expect to generate our revenues in U.S. dollars, but we incur a significant portion of our expenses in the local currency of Japan, where the exclusive manufacturer of our ICOP Model 20/20 is located. If the rate of inflation of the Japanese yen increases, we may experience an increase in our expenses without a corresponding increase in our revenues. If our manufacturing dollar costs increase, our dollar-measured results of operations would be harmed.

Our operations could be harmed if we are unable to protect ourselves against currency fluctuations in the future. As of September 8, 2006, we were not engaged in any currency hedging transactions to decrease the risk of financial exposure fluctuations in the exchange rate of the dollar against the Japanese yen. If we do elect to enter into hedging transactions in the future, the costs of such transactions may be more than any resulting benefit.

Government agency budgetary and political constraints may delay or limit our sales.

Our principal customers for the ICOP Model 20/20 have been state and local police forces that are funded principally by limited local budgets and federal or state grants. These agencies may also experience political pressure that dictates the manner in which they spend money. As a result, even if an agency wants to acquire our product, it may be unable to purchase them due to budgetary or political constraints. Some orders may also be canceled or substantially delayed due to budgetary, political or other scheduling delays that frequently occur in connection with the acquisition of products by such agencies. Any such cancellations or delays would likely adversely affect our financial results which, in turn, could cause our stock price to decline.

We expend significant resources in anticipation of a sale due to our lengthy sales cycle and may receive no revenue in return.

Generally, law enforcement and other agencies that may consider using our product consider a wide range of issues before committing to purchase products such as an in-car video system, including product benefits, training costs, product reliability and budgetary constraints. The length of our sales cycle may range from 60 days to a year or more. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our product by potential customers before they place an order. Initial orders by agencies typically are for a small number of units that are used to evaluate the product. If these potential customers do not purchase our product, we will have expended significant resources and received no revenue in return.

Customer order estimates may not be indicative of actual future sales.

Some of our customers provide us with forecasts of their requirements for our products over a period of time. We make many management decisions based on these customer estimates, including purchasing materials, hiring personnel and other matters that may increase our production capacity and costs. If a customer reduces its orders from prior estimates after we have increased our costs and production capabilities or committed to third-party manufacturers, this reduction will decrease our sales, and we may not be able to reduce our costs to account for this reduction in customer orders. Such increases in costs without increases in sales may reduce our profitability or our potential to achieve profitability and have a material adverse effect on the value of your investment.

If we are unable to protect our proprietary rights, the value of your investment may be materially and adversely affected.

Our failure to protect our proprietary rights could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that any patents, trademarks or copyrights or our other proprietary rights issued to, licensed or otherwise used by us, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us. Furthermore, others may be able independently to develop substantially equivalent or superior proprietary technology and an equivalent product or system may be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We also may not be able to protect our proprietary technology from duplication. Many successful technology companies have had their systems and methods of operation duplicated, almost entirely, by competitors. We cannot assure you that a competitor will not attempt to duplicate and improve upon the products that we may develop. Additionally, the prevention or unauthorized use and disclosure of our intellectual property will likely become more difficult as our business grows. We could incur substantial legal costs in defending any patent, trademark, copyright or other infringement claims or in asserting any patent rights, copyrights or other proprietary rights, including those granted by third parties, in a suit with another party. If we are unsuccessful in our efforts to protect our intellectual property and proprietary technology, you could lose all or part of your investment.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.

There has been substantial litigation regarding patent and other intellectual property in various high technology industries. In the future, we may be notified of allegations that we may be infringing on intellectual property rights possessed by others. Should litigation be brought against us, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and results of operations, regardless of the outcome of the litigation. Such litigation could also result in loss of certain proprietary rights, significant monetary liability and barriers to product manufacturing. Any of these outcomes could materially harm our business and have a material negative impact on the value of your investment.

Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales or profit margins.

Our customers and potential customers, especially in the law enforcement industry, are often under budgetary pressure and are price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our costs. If this happens, we may have to reduce our third-party manufacturing costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline. This could have a material negative effect on the value of your investment.

The loss of our key management personnel could result in a material adverse effect on our business.

Our future success depends in large part upon the continued service of key members of our senior management team, including David C. Owen, our Chairman and Chief Executive Officer, Laura E. Owen, our President, Chief Operating Officer and Corporate Secretary and John C. Garrison, our Chief Financial Officer. We do not maintain any key-person life insurance policies. The loss of the services of any of these officers could seriously harm our business and our future prospects.

If we are unable to manage rapid growth effectively, our operating results could be adversely affected.

Our business strategy anticipates rapid growth for the foreseeable future. This growth will place significant strain on our administrative, operational and financial resources and increase demands on our systems and controls. To manage our future growth, we will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for information processing, operational and financial management and training, integrating and managing our growing employee base. If we are unable to manage growth effectively, our operating results could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Effective internal controls are necessary for us to provide reliable financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could negatively affect the trading price of our stock.

Compliance with the requirements imposed by Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our net income.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), beginning with our Annual Report on Form 10-KSB for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. To achieve compliance with Section 404 of Sarbanes-Oxley within the prescribed period, we will need to engage in a process to document and evaluate our internal control over financial reporting, which will be both costly and challenging. We can provide no assurance as to our or our independent auditors’ conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404 of Sarbanes-Oxley. There is a risk that neither we nor our independent auditors will be able to conclude that our internal controls over financial reporting are effective as required by Section 404 of Sarbanes-Oxley. Moreover, the costs to comply with Section 404 of Sarbanes-Oxley, as currently in effect, could have a material adverse effect on our net income.

Digital video has yet to be widely accepted as admissible scientific evidence in court.

Videos from analog mobile in-car video systems have long been accepted by the courts as reliable scientific evidence. However, because of its relatively recent introduction, digital video systems, in general, and the ICOP Model 20/20, in particular, have not undergone the rigorous scientific testing that courts may demand before recognizing their reliability. If video files from digital in-car video units are not admissible in court, law enforcement agencies are not likely to purchase the product.

Defects in our products could impair our ability to sell our products or could result in litigation and other significant costs.

Detection of any significant defects in our products may result in, among other things, delay in time-to-market, loss of market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased warranty costs. Because our products are complex, they may contain defects that cannot be detected prior to shipment. These defects could harm our reputation and impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend. Our product liability insurance may not be adequate to cover claims.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, as well as others including general economic conditions, political events such as war, threat of war and terrorist actions, and natural disasters, may adversely affect our operating results and the prices of our securities.

Risks Related to Investment in Our Securities

If the issuance of a press release and publication of a research report by an independent research firm in September 2006 are found to violate the Securities Act of 1933, we could be required to repurchase securities sold in this offering. You should rely only on statements made in this prospectus in making your investment decision.

In May 2006, we commissioned research coverage with Dutton Associates, an independent research firm (“Dutton”). On September 13, 2006, after our registration statement had been filed, and without advance warning to us, Dutton published a report containing a discussion of our business, an independent analysis of our stock price and performance, and a price target of $7.00 per share based upon Dutton’s revenue expectations for us. Dutton also issued a press release announcing that the research report was available for purchase. The press release and the research report did not disclose many of the related risks and uncertainties described in this prospectus.

You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout the prospectus. You should rely only on the information contained in this prospectus in making your investment decision, and should not rely upon Dutton’s press release or research report in any manner in making a decision whether to purchase shares of common stock or warrants in this offering.

Although neither the substance nor the timing of the analysis and conclusions contained in the research report were within our control, Dutton initiated research coverage and prepared the research report pursuant to a contract with us. If, as a result of this contractual relationship and Dutton’s issuance of the press release and publication of the research report, we are found to violate Section 5 of the Securities Act of 1933, purchasers of common stock or warrants in this offering would, under the Securities Act, have the right for a period of one year from the date of their purchase, to obtain recovery of the consideration paid in connection with their purchase or, if they had already sold the stock, sue us for damages resulting from their purchase. The total amount of these damages could potentially equal the gross proceeds of this offering, plus interest and the purchasers’ attorneys’ fees, if these investors seek recovery or damages after an entire loss of their investment. We also could be subject to enforcement actions by the Securities and Exchange Commission, resulting in injunctive relief or the imposition of fines. We would contest vigorously any claim that Dutton’s issuance of the press release and publication of the research report violate the Securities Act.

The warrants may be redeemed on short notice, which may have an adverse effect on their price.

We may redeem the warrants for $0.25 per warrant on 30 days’ prior written notice at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million. Through June 30, 2006, our accumulated gross revenue totaled $3,979,000. If we give notice of redemption, holders of our warrants will be forced to sell or exercise the warrants they hold or accept the redemption price. The notice of redemption could come at a time when it may not be advisable or possible for holders of our warrants to sell or exercise the warrants they hold, and, therefore, those holders may not be able to realize the value of the warrants they own.

If we do not maintain an effective registration statement or comply with applicable state securities laws, our warrant holders may not be able to exercise the warrants.

For the holders of our warrants to be able to exercise their warrants, the shares of our common stock to be issued upon exercise of those warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which the warrantholders live. We can give no assurance that we will be able to continue to maintain a current registration statement relating to the shares of our common stock underlying the warrants or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

While the warrants are outstanding, it may be more difficult to raise additional equity capital.

The warrants being offered in this offering, as well as the 3,217,500 identical warrants currently outstanding, will expire on July 8, 2010. While the warrants are outstanding, we may find it more difficult to raise additional equity capital. Also, we may be forced to honor the exercise of the warrants at times when we may be able to obtain additional equity capital on more favorable terms from other sources.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock and warrants to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock and warrants to decline and could materially impair our ability to raise capital through the sale of additional equity securities. For example, the grant of a large number of stock options or other securities under an equity incentive plan or the sale of our securities in private placement transactions at a discount from market value could adversely affect the market price of our common stock or warrants.

Our principal stockholders, directors and executive officers will continue to have substantial control over our company after this offering, which could limit the ability of our other stockholders to influence the outcome of key transactions, including a change in control, and could result in the approval of transactions that would be adverse to their interests.

Our principal stockholders, directors and executive officers and entities affiliated with them will beneficially own approximately 20.1% of the outstanding shares of our common stock following this offering. As a result, these stockholders, if they were to act together, would be able to influence matters requiring approval by our stockholders. They may also have interests that differ from our remaining stockholders and may vote in a manner that would be adverse to the interests of the other stockholders. The concentration of ownership could have the effect of delaying, preventing or deterring a change in control of our company, depriving our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and affecting the market price of our common stock.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words. These statements are only predictions. You should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside our control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. Such factors include, among other things, those described elsewhere in this prospectus and the following:

•	the ICOP Model 20/20 not being accepted by the law enforcement industry or digital video recording not being accepted as evidence in criminal proceedings;

•	difficulty meeting demand for in-car video technologies at a cost that results in a profit;

•	our ability to improve our product and to develop other products necessary to compete in the industry;

•	our ability to bring future products to market;

•	the ICOP Model 20/20 being replaced by more advanced technologies and thereby becoming obsolete;

•	the limited number of product offerings;

•	budget cuts in the law enforcement industry affecting purchasing levels;

•	our lack of profitability and operating history;

•	our limited ability to control interruptions in production by the outside manufacturer of the ICOP Model 20/20;

•	successful infringement claims and our ability to protect proprietary rights;

•	a highly competitive and fragmented market;

•	loss of key management personnel;

•	our ability to manage rapid growth;

•	criminal procedure court rulings regarding right to privacy;

•	general economic and business conditions in the United States;

•	defects in products could result in litigation and other significant costs; and

•	other factors detailed in our filings with the Securities and Exchange Commission.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors detailed in our filings with the Securities and Exchange Commission, not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

USE OF PROCEEDS

The net proceeds from the sale of the 1,000,000 shares and 1,000,000 warrants that we are selling in this offering will be approximately $4,973,000, or $5,778,950 if the underwriters exercise their over-allotment option in full, after deducting an underwriting discount of $0.46 per share and $0.137 per warrant, and estimated offering expenses of approximately $400,000 payable by us.

We intend to use the net proceeds of this offering as follows:

	Amount	Percentage
Inventory purchases	$3,500,000	70.4%
Nonrecurring engineering costs	500,000	10.0%
Sales and marketing	500,000	10.0%
General corporate purposes	473,000	9.6%

Total:	$4,973,000	100.0%

Inventory purchases include the purchases of ICOP Model 20/20 units from our Japanese manufacturer.

Nonrecurring engineering costs include adding wireless download capabilities and other enhancements to existing products and continuing the development of new products.

Sales and marketing expenses include the hiring of personnel to expand vertical and military sales opportunities, as well as increased sales, engineering and administrative support personnel.

General corporate purposes include accounting and legal fees, rent and other facilities expenses and other working capital expenses, and may include acquisitions of companies, products or technology, although there are no current agreements with respect to any acquisitions.

The foregoing discussion is an estimate based on our current business plan. We may find it necessary or advisable to use portions of the net proceeds we receive from this offering for other purposes, and we will have broad discretion in applying the net proceeds. Pending these uses, we intend to invest the net proceeds of the offering in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

We have not declared or paid any dividends and do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our actual capitalization as of June 30, 2006 and as adjusted to give effect to the sale of 1,000,000 shares at $4.60 per share and 1,000,000 warrants at $1.37 per warrant in this offering, less the underwriting discount and offering expenses.

	June 30, 2006
	Actual	As adjusted
STOCKHOLDERS’ EQUITY
Preferred stock, no par value: 5,000,000 shares actual authorized: no shares issued and outstanding	—	—
Common stock, no par value: 50,000,000 shares actual authorized: 5,900,980 shares issued and outstanding actual; 6,900,980 as adjusted	$19,860,937	$24,833,937
Retained deficit	(11,980,152)	(11,980,152)

Total capitalization	$7,880,785	$12,853,785

You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the financial statements and related notes included elsewhere in this prospectus.

PRICE RANGES OF COMMON STOCK

Since July 9, 2005, our common stock has traded on the Nasdaq Capital Market (formerly the Nasdaq Small Cap Market) and NYSE Arca (formerly the Pacific Exchange). It currently trades under the symbol “ICOP.” Prior to that, our common stock traded on the OTC Bulletin Board. The first reported trading of our common stock occurred on October 18, 2004. Below are the price ranges of our common stock, as reported on the Nasdaq Capital Market and adjusted for a 1-for-10 share reverse split effective March 10, 2005.

	High	Low
2004
Fourth Quarter (from October 18, 2004)	$20.00	$5.10
2005
First Quarter	$8.20	$5.10
Second Quarter	$5.00	$3.55
Third Quarter	$5.20	$3.30
Fourth Quarter	$8.22	$4.25
2006
First Quarter	$7.70	$4.25
Second Quarter	$7.00	$3.90
Third Quarter	$6.69	$3.95
Fourth Quarter (through October 13, 2006)	$4.70	$5.05

According to the records of our transfer agent, there were approximately 190 holders of record of our common stock as of August 21, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are an early stage company. The first sales of our ICOP Model 20/20 occurred in December 2004, and we initiated a national roll-out of the ICOP Model 20/20 in June 2005. We exited the development stage in June 2005 when we recorded substantial sales of the ICOP Model 20/20. We recorded approximately $1,760,000 in revenue and $709,000 in gross profit during the year ended December 31, 2005. Our operating loss for 2005 was reduced to $2,816,000 from $2,851,000 in 2004 as we significantly increased our sales and marketing activities in 2005, which materially increased our revenue. Our net loss of $2,898,000 in 2005 was higher than the $2,393,000 loss in 2004 primarily because 2004 included an unusual gain from a restructure of trade debt. Through 2007, we plan to continue to expand our sales, marketing, product promotion and development activities to leverage what we believe to be our advantages in technology and pricing using the net proceeds of this offering.

In July 2005, we completed an underwritten public offering of units of common stock and warrants to purchase common stock that provided gross proceeds of approximately $12 million. In December 2005, we completed a private offering of units of common stock and warrants for the purchase of common stock that provided additional gross proceeds of approximately $4 million.

We entered into a manufacturing agreement in February 2005 with a Japanese company to produce at least 10,000 ICOP Model 20/20 units through December 31, 2008. Through June 30, 2006 , we ordered and received 2,500 units from this manufacturer. Under this agreement, the manufacturer is responsible for purchasing the components and manufacturing the units, and we are required to deliver letters of credit when we place the purchase order. We have expanded our sales staff and are currently marketing the ICOP Model 20/20 to law enforcement agencies. We have sold the ICOP Model 20/20 to over 140 law enforcement agencies in 43 states as of August 15, 2006.

Through 2007, we expect to spend approximately $1,500,000 on research and development of new products, including the ICOP JCAM camera described later in this prospectus. We do not expect major additional purchases of plant and equipment during that period due to our contract manufacturing arrangements. We believe that the expanded facilities we moved into in June 2005 will allow adequate expansion of engineering, sales, technical support and shipping activities for the foreseeable future.

We do not plan to increase our administrative staff substantially in the near term, since the manufacturing of the ICOP Model 20/20 is handled by a third party. We increased our sales staff in the first half of 2006 and may further increase our sales and marketing staff, engineering and tech support staff as the need arises.

The timing of additional activities and the development of other markets and products depend on the speed with which we penetrate the law enforcement and other first responder markets. Additionally, while it is not likely, we may consider manufacturing our own products once the process is substantially automated and if we determine that we can do so cost effectively.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of the contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated periodically and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenue and expenses. Actual results may differ from these estimates under different assumptions.

The Company’s critical accounting policies are those that it believes are the most important in determining its financial condition and results, and requires significant subjective judgment by management. A summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the financial statements.

Research and Development Costs

Research and development costs are charged to expense as incurred. No costs are deferred since the requirements that a product under development be clearly defined, have identifiable costs, be technically feasible, and have a clearly defined market or use, are not objectively assured. If the costs associated with the project were deferred, any deferred costs would be recovered as charges against earnings in future periods.

Foreign Currency Translation

The Company outsourced certain research and development to a Japanese firm and purchases a majority of its inventory from this firm. Services and products were billed to us in the local currency. Liabilities in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Costs and expenses are translated into US dollars at the date of the transaction or at average exchange rates for the period. Gains and losses resulting from translation are accumulated as a component of other comprehensive income (loss). Realized gains and losses from foreign currency transactions are recognized as other income (loss).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than the operating lease under which we hold our office and warehouse facility. This arrangement provides approximately 12,000 square feet of office warehouse space at a cost of approximately $20,000 per month through June 2010.

Equity-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement 123R, “Share-Based Payment.” It addresses transactions in which an entity obtains employee services in share-based payment transactions. Share-based payment transactions include stock options. This Statement was effective for us beginning on January 1, 2006. Prior to January 1, 2006, we accounted for employee services in share-based payment transactions under the intrinsic method. Under the intrinsic method, if the stock option is at-the-money or out-of-the-money, no expense is recorded. Since January 1, 2006, we have applied the fair value method. Under the fair value method, stock options are expensed. Statement 123R will apply to stock options granted prior to January 1, 2006 only if a previous award was modified, repurchased or cancelled after December 31, 2005.

Results of Operations

Comparison of six months ended June 30, 2006 and 2005

Substantial sales of our ICOP Model 20/20 began in June 2005. During the six months ended June 30, 2006, we reported sales of $2,168,000 and cost of sales of $1,263,000 resulting in gross profit of $905,000 compared to sales of $327,000 and cost of sales of $239,000 resulting in gross profit of $88,000 for the same period of 2005. All of these sales were of our ICOP Model 20/20. During the six months ended June 30, 2006, we incurred $565,000 in research and development expenses and $2,205,000 in selling, general and administrative expenses, resulting in an operating loss of $1,865,000. During the six months ended June 30, 2005, we incurred $262,000 in research and development expenses and $867,000 in general and administrative expense, resulting in an operating loss of $1,040,000. The increased level of expense in 2006 over the corresponding period of 2005 is the result of expansion of product development and sales and marketing as we achieved funding in July 2005 and December 2005, expanded our facilities and added personnel to execute our business plan. Funding provided by the completed secondary offering and subsequent private offering in 2005 permitted expansion of sales, service and engineering personnel, accelerated product manufacturing.

Comparison of years ended December 31, 2005 and 2004

We are an early stage company, and the first sales of our ICOP Model 20/20 occurred in December 2004. We exited the development stage in June 2005 when we recorded substantial sales of the ICOP Model 20/20 in connection with its national roll-out. We accumulated approximately $1,760,000 in revenue and $709,000 in gross profit during the year ended December 31, 2005. Our operating loss for 2005 was reduced to $2,816,000 from $2,851,000 in 2004 as we significantly increased our sales and marketing activities in 2005. Our net loss of $2,898,000 in 2005 was higher than the $2,393,000 loss in 2004 primarily because 2004 included an unusual gain from a restructure of trade debt of $471,707.

Liquidity and Capital Resources

On June 30, 2006, we had $1,530,000 in cash, $889,000 in accounts receivable, $5,205,000 in inventory and a total of $561,000 in current liabilities, for a total working capital of $7,148,000. Net cash used in operating activities for the six months ended June 30, 2006 was $3,573,000, primarily to purchase long lead time inventory, eliminate engineering liabilities and fund increased accounts receivable, compared to cash used in operating activities of $2,440,000 for the six months ended June 30, 2005. Net cash used in investing activities for the six months ended June 30, 2006 was $269,000, primarily to acquire equipment for sales and engineering activities, compared to net cash used in investing activities for the six months ended June 30, 2005 of $143,000. Net cash provided by financing activities was $192,000 for the six months ended June 30, 2006 from proceeds received upon exercise of warrants to purchase common stock and from installment loans to purchase equipment, compared to net cash provided by financing activities of $2,946,000 for the six months ended June 30, 2005, substantially from the bridge loans and offset by payment of offering costs for the secondary offering that was completed in July 2005. At June 30, 2006, we had available a $2,500,000 bank line of credit, secured by accounts receivable, inventory contract rights and general intangibles.

In July 2005, we completed an underwritten public offering of units of common stock and warrants to purchase common stock that provided net proceeds of the offering of approximately $10,700,000. In December 2005, we completed a private offering of units of common stock and warrants for the purchase of common stock that provided additional net proceeds of approximately $3,500,000. We anticipate that our current resources and our present level of personnel will be adequate to sustain our operations in the coming 12 months. The current offering will allow us to accelerate expansion of our business.

BUSINESS

We design, engineer and market digital video systems. Our first product, the ICOP Model 20/20, is designed for the rugged demands of law enforcement and other first responder markets such as fire departments and emergency medical personnel. The product offers what we believe to be superior video and audio recording technology as well as proprietary compression technology that insures the integrity of the recorded information. The ICOP Model 20/20 technology also has applications in other markets where surveillance and communications are critical to the safety of people and the security of property, including military and government installations; public transportation such as trains, buses and airplanes; financial institutions, telecommunications and energy facilities; and transportation centers such as airports, seaports, train stations and bus stations. We are expanding our development of new mobile and stationary video products for other innovative surveillance and communications systems for the public and private security market.

The Security Industry

The security industry is characterized in general by a continual evolution of technology that enhances both security and convenience at increasingly lower costs. Governments and private industry in the United States and worldwide are actively seeking to develop new products and services to meet the growing demands for homeland security. Billions of dollars are being appropriated by the federal and state governments of the U.S. and governments throughout the world to cope with terrorism. The private sector is also increasing the demand for homeland security products and services, especially, we believe, reliable integrated video surveillance technologies and communications solutions.

There are three core market segments for the ICOP Model 20/20 and other products that we are developing based on this technology:

•	First responders including law enforcement, military, fire departments and emergency medical personnel;

•	Operators of critical assets and facilities such as banking and financial institutions, energy and chemical sites (gas, electric power, water and nuclear power plants), transportation facilities (rail, road transportation, marine transportation and airports), telecommunications facilities, government facilities, bridges, dams, border patrol, seaports, federal monuments and national icons; and

•	Private industry.

The In-Car Video Industry

The law enforcement industry has long recognized the value of documenting critical incidents by means of recorded videotape. Videotape provides accurate portrayal of traffic violations, citizen and officer behavior and other events as they occur, documents police contacts with the public, offers persuasive evidence in court, allows for officer performance monitoring and protects law enforcement agents against false claims of police misconduct. The result is an increased likelihood of criminal prosecutions, less officer overtime spent in court, improved training, fewer citizen complaints and reduced exposure to civil liability and enhanced officer safety, as well as the potential to improve accountability and trust between the police and the public.

The advent of the videotape camera in the early 1980s and improvements made in the field since then have given rise to many new applications of video technology in law enforcement. Agencies in the United States and around the world are applying video technology to many facets of police operations by equipping vehicles with video recorders, monitoring public areas and recording booking and other police procedures.

In-car video was originally used, beginning in the 1980s, to record field sobriety tests to support driving under the influence of alcohol allegations. In the 1990s, in-car video cameras proved valuable to document drug interdiction stops. By the late 1990s, the police were also using in-car video to document traffic stops in response to allegations of racial profiling and to address the increase in assaults on officers. Since the terrorists’ attacks of September 11, 2001, video recordings from police vehicles have been recognized as a means by which information needed to locate terrorists can be collected, thereby improving homeland security.

Although there have been recent technological advances making the use of the mobile video recorder more practical and affordable, the majority of video applications in law enforcement today still rely on outdated, analog VHS technology. Problems with current in-car analog technologies include:

•	poor video and audio quality that makes identification difficult;

•	high failure rates under normal circumstances and especially when used in extreme temperatures, resulting in lost data and high maintenance costs;

•	danger to the officer in the event of an accident as the in-car unit and in some cases the cameras may become projectiles because of their installation constraints;

•	occupation of valuable space in the trunk and in the interior of the vehicle;

•	significant physical space requirements for storage of data on VHS tapes;

•	excessive time required to evaluate and catalog recorded material;

•	lack of effective zoom capabilities; and

•	limited area coverage when camera positioning is fixed.

Digital in-car video systems were first offered to the law enforcement industry only recently and have been quickly recognized to be superior to analog systems in many important respects. Digital video, for example, allows for pre-event recording while analog video does not. Most digital systems are continually in the passive recording mode when the power is on. When the record mode is activated, a period of time, from ten seconds to five minutes depending on the manufacturer, is added to the recording, possibly capturing the incident that prompted the officer to begin recording.

Access to specific digitally recorded information is much quicker. Rather than having to review a VHS cassette by fast-forwarding and reversing, a scene can be selected from a menu and viewed instantly. Also, digital video produces higher quality images and stores substantially more information than analog video, including, on every frame, the date and officer name, traffic radar output, GPS coordinates, incident identification and status of emergency lights and other factors.

DVD disks can be stored in a fraction of the space of VHS cassettes. Digital video can also be archived to a server, reducing storage space even further. Video archived to a server can be viewed from computers networked to the server instead of having to retrieve a video from a physical storage facility, with the ability to control access and functions. Also, “back end” management software, available from a few manufacturers, catalogs video information allowing for easy retrieval through a computer.

Digital video systems also offer the advantage of being able to record simultaneously more than one channel of video, allowing two or more cameras to record different views at once. In addition, copies of video clips can be made more quickly than analog and do not degrade over time like VHS.

The ICOP Digital Video Solution

Our ICOP Model 20/20 digital in-car video system addresses the deficiencies of analog video technology by providing all the advantages described above. We believe that our system is different from competing digital systems by its superior features and performance, its lower price and our superior customer support. We believe the ICOP Model 20/20 offers the highest quality digital system on the market, with the following characteristics:

•	Prevention of unauthorized access and editing of video. Our proprietary compression algorithm prevents unauthorized access and editing of video.

•	In-dash system. Our system includes a built-in AM/FM radio and fits into the radio slot in the dashboard of the police vehicle, allowing for easier installation and maintenance and more available vehicle and trunk space.

•	Officer safety. Our system includes no low-hanging parts that could endanger the officer in the event of an accident.

•	Improved picture quality. Our system features full video graphics array (“VGA”) compared with 1/4 VGA used by many of our competitors, resulting in superior picture quality.

•	Easy storage and retrieval of video files. Our system video is downloaded from the vehicle hard drive to a server, and video can be accessed quickly and easily by ticket/case number, date/time, type of incident, vehicle number and other identifying characteristics. The video files are convertible to AVI, VHS or MPEG-2 format.

Additional features of the ICOP Model 20/20 include:

•	continuous loop recording stores 60 seconds of pre-event recording, possibly capturing the underlying infraction that leads to a traffic stop or other event that triggers the decision to record the event;

•	high-quality wireless 900 MHz microphone, with ability to remotely activate the recorder, a range of up to 1,000 feet and an “officer HELP” button that sends an alert to dispatch, with GPS coordinates and vehicle identification (where compatible with other police equipment);

•	up to three cameras per vehicle, two of which can record simultaneously, with multiple angles and zoom capabilities;

•	password-protected files;

•	built-in GPS, with continuous latitude/longitude display, allowing exact “marking” of event locations on every frame of video;

•	radar equipment interface (where compatible with other police equipment);

•	automatic indexing of video clips by date, time and event identification, office identification, racial profiling, GPS data, vehicle identification, case number and type of incident; and

•	removable vehicle-grade hard drive.

The ICOP Model 20/20 also requires for operation an adapter (hardware used to download data from vehicle-grade hard drive) and a back office system server, an industrial-grade computer that includes the preloaded, proprietary ICOP Digital Video Management System (software to manage, store, copy and burn events onto DVD, CD or VHS tape).

Our strategy is to price the ICOP Model 20/20 below market, as municipalities and state governments are cost sensitive, often mandating competitive bidding. We are the only company we know of among our competitors to publish a uniform pricing schedule for in-car video equipment.

The two-camera ICOP Model 20/20 is priced at $4,800 per unit with volume discounts available for purchases of five or more units. The server is priced according to the storage requirements of the law enforcement agency ($4,000 and up), the ICOP Video Management System (software that manages the video files on the server) is priced at $1,500, adapter hardware used to download data from the hard drive is priced at $300, and a label maker for printing labels for DVDs is priced at $150. Optional equipment includes an additional 20GB removable vehicle hard drive priced at $350, a Sony color camera for rear window recording priced at $450 and an additional 900 MHz wireless microphone priced at $150. We can arrange lease-to-own financing of the purchase and installation of the ICOP Model 20/20 through tax-exempt municipal leases that are available to certain qualified governmental entities. We provide a one-year parts and labor warranty on the ICOP Model 20/20, with extended warranties available.

Future Applications and Products

There is a substantial demand for security solutions worldwide and a growing use of closed circuit television, biometrics, access control, radar and GPS technologies. New applications for these technologies are being adopted at military installations, borders, airports, nuclear facilities, power plants and pipelines.

We continue to enhance the features and performance of the ICOP Model 20/20 while exploring new applications of the ICOP Model 20/20 specifically and video surveillance technology in general. We believe that our future success depends in large part on investing in research and development to enhance our ability to:

•	identify and respond to emerging technological trends in related markets;

•	improve our ICOP Model 20/20 by adding features and functionality that our customers want;

•	develop solutions to customers’ changing needs; and

•	develop new video solutions for public and private security.

Currently, video surveillance systems are undergoing a transition from analog to digital in many industries. The demand for video surveillance system today is being driven primarily by the replacement of analog equipment with digital equipment. Digital technology enables audio-video data compression that minimizes transmission bandwidth and storage requirements and permits security cameras to operate on standard data networks without the expense of bulky coaxial cables.

An “intelligent” or “smart” camera has all the needed functionality built into the unit and does not require a separate computer to operate. We are currently developing an intelligent camera called the ICOP JCAM camera, which could continuously monitor at-risk sites such as airports, borders, seaports, utilities and private industry facilities. Using proprietary intelligent cameras and surveillance image-analyzing software together with a standard cellular phone network, we believe the system could provide a comprehensive view of a defined area, centrally monitor contracted sites 24/7 in real time and detect threats and issue warnings when there is an intrusion. With this automated monitoring and recognition of possibly hostile intruders, large areas could be efficiently monitored with minimal human involvement.

We expect the JCAM camera to have the following benefits over existing analog technology:

•	reduced security costs;

•	web-based functionality;

•	fewer images to archive, reducing storage requirements;

•	high-compression ratio for storage of high-resolution images, resulting in high integrity of data, high speed data transmission and lower storage requirements;

•	faster searches through recorded information;

•	lower bandwidth to support networked cameras;

•	advanced capabilities such as motion detection and stabilization, with encryption;

•	design flexibility for development of products for multiple applications sold at multiple price points;

•	reduction of human error and human oversight;

•	wired, fiber and wireless media, greatly enhancing expandability; and

•	capability of providing “intelligent” responses/alerts based on motion detection information.

We began beta testing our JCAM camera in September 2006.

Sales and Marketing

We are currently marketing the ICOP Model 20/20 primarily to law enforcement agencies. However, ICOP has begun working on other applications for mobile video, including military, fire trucks, emergency medical technician (EMT) vehicles, school and public buses, trains, planes, border patrol vehicles and taxi cabs.

There are more than 440,000 police vehicles currently in service in the U.S., and approximately 70,000 new vehicles are leased or purchased by law enforcement agencies each year. At an average selling price of at least $5,000 for the ICOP Model 20/20 and related equipment, there is an estimated potential market of over $2 billion for law enforcement vehicles in the U.S. alone.

In 2004, approximately 38% of local law enforcement and 72% of state highway patrol vehicles had VHS (analog) in-car video systems. According to the International Association of Chiefs of Police (IACP), 48% of law enforcement vehicles utilized in-car video in 2005, representing a significant increase over 2004. The vast majority of these systems are VHS, though they are gradually being replaced with digital systems. We believe that warranties on these VHS systems have expired or will soon expire, and the systems will increasingly need service and will eventually need to be replaced. The market began transitioning to digital surveillance systems in 2004.

We market the ICOP Model 20/20 directly to all levels of city, county, state and federal law enforcement agencies. Our marketing efforts include advertising in police magazines, direct mailings to law enforcement agencies and participation in industry trade shows, conferences and seminars. In addition to our full-time inside sales and regional sales staff, we have established a national “Officer Sales Team” consisting of police officers across the country who call on local police departments, typically within a 500-mile radius of their homes; these officers are part-time independent contractors. We have begun releasing electronic press kits to television stations in communities where the ICOP Model 20/20 has been installed in order to raise awareness of the ICOP Model 20/20.

Digital in-car video systems require an experienced technical support team to respond to customer questions and to assist with their particular application. We are committed to building a talented technical support team to meet this important need. To support our sales efforts, we also produce promotional materials that include brochures, video presentations, data sheets and other technical materials along with our website to explain our product. We provide demonstration systems generally for 30- and 60-day trial periods, which affords prospective customers an opportunity to have a hands-on experience with the ICOP Model 20/20 and the ICOP Video Management System.

Our sales cycle typically begins by initiating contact with a law enforcement agency or the receipt of a request for information from a prospective customer, usually through our website. After making the contact or receiving the request for information, we assess the potential customer’s needs, make presentations and product demonstrations at the customer’s place of business, present a formal proposal and negotiate a contract. The decision to purchase is typically made by a group of people including the chief of police or sheriff but may also include political decision-makers such as city council members.

Our primary focus is on development in the U.S. market and in Canada through our inside sales team and regional staff, and via the ICOP Officer Sales Team and distributors. We are also expanding into other markets abroad, such as Australia, Latin America and the Middle East, where we currently have distributors.

Competition

The law enforcement market in-car video market is highly competitive. Digital in-car video is a quickly evolving technology, and the market is growing rapidly as the new technology is gaining widespread acceptance, new patrol cars are being purchased or leased and outdated analog video systems are being replaced by digital systems.

Most major in-car video manufacturers are in the process of developing, or have developed, digital video technology, and many have already introduced and sold digital units to law enforcement agencies. We believe that we have three major competitors – Mobile-Vision, Inc., Kustom Signals and International Police Technologies, Inc. – and many other competitors who sell or may in the future sell in-car video systems to law enforcement agencies.

In addition to their existing relationships with law enforcement agencies, many of these competitors have significant advantages over us, including greater financial, technical, marketing and manufacturing resources, preferred vendor status with our existing and potential customer base, more extensive distribution channels, larger customer bases and faster response times to new or emerging technologies and changes in customer requirements. As a result, our competitors may develop superior products or beat us to market with products similar to ours.

We believe we compete principally on the basis of:

•	product performance and functionality;

•	price;

•	product quality and reliability; and

•	customer service and technical support.

We believe that our innovative product design and our proprietary compression technology make the ICOP Model 20/20 superior in quality to other products. While we believe that existing wireless uploading technology needs to improve before it can be successfully used in in-car systems, some law enforcement agencies are attracted to this new technology, which we currently do not offer. We are currently designing wireless transfer capability for the ICOP Model 20/20, which should be available for sale in the near future.

The market for digital in-car video systems for police and other first responder vehicles is expected to grow rapidly over the next five years, as more cars are equipped with video surveillance and as upgrades to digital systems are made. We feel we are positioned to become a leader in this market based on what we believe to be the superiority of our innovative product and its attractive price.

Manufacturing and Suppliers

We entered into a development and manufacturing agreement dated February 10, 2005 with Tietech Co., Ltd., a Japanese company with ISO 9001 certification, pursuant to which Tietech has exclusive rights to manufacture the ICOP Model 20/20. The initial term of the agreement is 10 years. While Tietech assisted in its development, we maintain the intellectual property rights necessary to produce the ICOP Model 20/20. The manufacturer does have certain intellectual property rights to a method of operating the data compression used in the ICOP Model 20/20. If this method were no longer available to us, another manufacturer could produce the unit, but a partial redesign would be required and could result in a production delay.

We entered into an agreement with TriSquare Communications (Hong Kong) Co., Ltd. dated February 11, 2004, pursuant to which it manufactures a 900 MHz wireless microphone system for use with the ICOP Model 20/20.

We entered into a license agreement, effective December 2004, with Showlei Associates, pursuant to which Showlei granted us the non-exclusive right to design, manufacture, use, sell and distribute software that decodes, reconstructs and displays video images based on Showlei’s proprietary technology, and agrees to sell us a supply of semiconductor chips that incorporate the proprietary technology. The initial term of the agreement is 10 years.

We also rely on several unaffiliated subcontractors to supply certain components and assemblies that are incorporated in our ICOP Model 20/20. We acquire our components on a purchase order basis and do not have long-term contracts with suppliers.

Inventory Systems

Inventory warehousing and shipping are managed from our Lenexa, Kansas facility. We use standard warehousing systems to store, retrieve, monitor and manage our inventory.

Intellectual Property

We have filed U.S. patent applications covering aspects of the design and methods of operating the ICOP Model 20/20. Among other things, the claims, as currently drafted, generally describe the use of a digital recording device in an integrated and synchronized surveillance system able to record data from cameras, microphones and global positioning system equipment, with the recording media housed in a driver accessible console opening originally manufactured into the vehicle, such as a car radio slot. The claims also are drafted to cover particular features and capabilities of the ICOP Model 20/20, such as the system’s in-dash recorder, back-end searchable database and event “marking” capability. We also have secured registered trademarks for “ICOP,” “ICOP Digital” and the stylistic use of our logo. We intend to continue to seek formal intellectual property protections to protect our technologies, processes and designs. We also use confidentiality agreements with employees and key suppliers to ensure the confidentiality of our trade secrets.

Employees

As of October 4, 2006, we had 36 full-time employees including 7 in management and administration, 15 in sales and marketing and 14 in engineering.

Description of Property

Our offices are located in approximately 12,800 square feet of leased office and warehouse space in Lenexa, Kansas. Our lease is for five years through June 30, 2010 at a cost of $15,000 per month plus taxes, common area charges and insurance.

Legal Proceedings

We do not know of any pending or threatened legal proceedings to which we are or would be a party or any proceedings being contemplated by governmental authorities against us, or any of our executive officers or directors relating to their services on our behalf.

Company History

We were formed in Colorado as Bail Corporation in April 1998 with the purpose of acquiring or merging with a privately owned company. In March 2001, we began to engage in the oil and gas business and changed our name to Vista Exploration Corporation. We leased oil and gas properties in Southeast Kansas to drill for coal bed methane gas, but due to a lack of funding in March 2003, we returned to our original plan of seeking a merger with, or an acquisition of, an operating business that wanted to become a public company. In January 2004, ICOP Digital, Inc., a Nevada corporation (“ICOP Nevada”), merged with and into our wholly owned subsidiary. ICOP Nevada commenced operations in May 2002 for the purpose of engaging in the design, development and marketing of an in-car digital video recorder for use in the law enforcement industry. As a result of the merger, our principal business became that of ICOP Nevada. In November 2004, we changed our name to ICOP Digital, Inc.; and in March 2005, we completed a 10 shares for 1 share reverse split of our common and preferred stock. In June 2005, ICOP Nevada was merged into the Colorado corporation and ceased to exist.

MANAGEMENT

Directors, Executive Officers and Key Employees

Our executive officers, directors and key employees, and certain information about them, including their ages as of October 4, 2006, are as follows:

Name	Age	Position
David C. Owen	68	Chief Executive Officer and Director
Laura E. Owen	48	President, Chief Operating Officer, Corporate Secretary and Director
John C. Garrison	55	Chief Financial Officer and Treasurer
L. Derrick Ashcroft	77	Director
Noel Koch	67	Director
Roger L. Mason	54	Director
Kevin McDugle	39	Director of Military Sales
John Stransky	39	Director of National Sales
Adam Woydziak	24	Director of Technical Support
Randy Urban	47	Director of Engineering

The following is a brief description of the principal occupation and recent business experience of each of our directors, executive officers and key employees:

Directors and Executive Officers

David C. Owen has served as a director since January 2003 and as our Chief Executive Officer since July 2004. From July 2004 until August 2006, he also served as our President, and from January 2004 to July 2004, he was our Chief Financial Officer. Since 1985, Mr. Owen has been president of Owen & Associates, Inc., a private investment and management entity. Mr. Owen has more than 40 years of experience in the financial industry and has served in executive management positions with both retail and investment banks. He served as a Kansas State Senator from 1968 to 1972 and as Lieutenant Governor of Kansas from 1972 to 1974. He received a B.A. degree in Business Administration and Economics from Ottawa University in Ottawa, Kansas. In September 2004 in connection with an action brought by the Securities Commission of Kansas involving the private sale of a small amount of unregistered securities not involving us, Mr. Owen stipulated to a consent decree enjoining him and his agents from acting as a broker-dealer in Kansas unless registered under the Kansas Securities Act or exempt from registration, from offering or selling unregistered securities in Kansas unless exempt from registration, and from otherwise violating the Kansas Securities Act. Mr. Owen, who was not an officer, director or placement agent for the company involved, stipulated to the consent decree in order to dispose of the action expeditiously and did not admit any of the allegations. Mr. Owen is married to Laura E. Owen.

Laura E. Owen has served as our President and a director since August 2006, as our Chief Operating Officer since March 2005, and as our Corporate Secretary since May 2003. From 1998 until May 2003, she served as President of Unicard.com, Inc., a travel insurance company. Ms. Owen has spent over two decades working on business issues in the public and private sectors. In 1991, she became the first woman to be appointed Secretary of Commerce for the State of Kansas, the state’s economic development agency. Ms. Owen received a B.S. degree in Business Administration from Delaware Valley College in Philadelphia. Ms. Owen is the wife of David C. Owen.

John C. Garrison has served as our Chief Financial Officer since July 2004 and as our Treasurer since March 2005. He has provided accounting services to the Company since April 2001. Prior to joining us in 2004, Mr. Garrison worked independently as a Certified Public Accountant. Mr. Garrison serves on the boards of directors of Quest Resource Corporation and Empire Energy Corporation International, both publicly traded companies. He received a B.S. degree in Business Administration and Accounting from Kansas State University.

L. Derrick Ashcroft has served as a director since March 2005. Mr. Ashcroft is involved in banking and tax consulting for high net worth individuals. He currently owns and operates a cattle ranch in New Mexico, and over the last five years, he has served on boards of several companies. He currently serves on the board of Dwango North America Corp, a publicly traded company. Mr. Ashcroft received an M.A. degree from Oxford University in England.

Noel Koch has served as a director since March 2005. He is an expert on terrorism and security-related issues, with over 40 years of experience in developing advanced analytical procedures for identifying and assessing potential threats to individuals and to institutional and corporate assets. Since August 1986, Mr. Koch has served as the president and chief executive officer of International Security Management, Inc., a provider of security services to foreign and domestic government agencies, corporations and individuals in high-risk environments. Since August 1986, he also has served as the president and chief executive officer of Transecur, Inc., an on-line, interactive global security information service with offices in the U.S. and Europe. Mr. Koch also is a partner in Anchor Special Risks Registry, a computer-based system designed to record and assess hostile activities towards corporations and other institutions. Mr. Koch is a former instructor for the U.S. State Department’s Anti-Terrorism Assistance Program, and served for over five years as Director of Special Planning in the U.S. Department of Defense. Mr. Koch received a B.A. degree in English from Widener University and an M.A. degree in Political Science from Bryn Mawr College.

Roger L. Mason has served as a director since January 2004. From May 2002 until January 2004, he served as a director of ICOP Nevada. Since 1995, Mr. Mason has been a broker at the Fishman & Company Realtors, a real estate business, in Olathe, Kansas. He received a B.S. degree in Construction Technology from Pittsburg State University in Pittsburg, Kansas.

There are no family relationships among our executive officers and directors, except that Mr. and Ms. Owen are husband and wife.

Key Employees

Kevin McDugle has served as our Director of Military Sales since July 2006 and served as our Director of National Sales from March 2005 until July 2006. From September 2003 through February 2005, Mr. McDugle led the sales team at International Police Technologies, Inc., and, prior to that, served as Division Director at RHI Consulting. He holds an M.B.A. from the University of Phoenix and a B.S. degree in Business from Southern Nazarene University in Bethany, Oklahoma.

John Stransky has served as our Director of National Sales since July 2006. From January 2006 to July 2006, he was one of our sales representatives. From November 2003 to January 2006, Mr. Stransky was a sales representative for Devtron Electronics, Inc., a contract manufacturer specializing in mixed technology assemblies and, prior to that, worked as a sales representative for Ideacom Midwest, a provider or business voice and data communication systems. Mr. Stransky attended Webster University in St. Louis, Missouri.

Adam Woydziak has served as our Director of Technical Support since March 2005. After graduating from college, from April 2003 to March 2005, Mr. Woydziak was network administrator for Reproduction Systems, Inc., a litigation support firm where he maintained and upgraded network systems and provided technical support internally and to law firms. He received a B.S. degree in Telecommunications Management from DeVry University in Kansas City, Missouri.

Randy Urban has served as our Director of Engineering since July 2006 and served as our Director of Hardware Development since November 2005. Before joining us, he served as a design engineer for InnovASIC, Inc., a designer of digital, analog and mixed signal replacement integrated circuits. Mr. Urban received a B.S. degree in Electrical Engineering from Kansas State University.

Advisory Board

In November 2005, we formed an Advisory Board of experts in the industries we serve. The Advisory Board is currently made up of one person, and we anticipate that it will have more members in the future.

Lou Anemone has served as a member of our Advisory Board since November 2005. Until his retirement in 1999, he was Chief Operating Officer of the New York Police Department. From October 2001 to December 2001, he was Deputy Director of the New York State Office of Public Security. From December 2001 to May 2003, he was Director of Security for the Metropolitan Transportation Authority. From November 1999 until October 2001, and since June 2003, Chief Anemone has owned and operated a law enforcement and counter-terrorism consulting company, Anemone Consulting, Inc.

Board Classifications and Committees

Our Board of Directors is divided into three classes as nearly equal in number as possible. Each year the stockholders elect the members of one of the three classes to three-year terms of office. Currently, Mr. Owen and Mr. Koch serve as Class A directors, whose terms expire in 2008, Mr. Ashcroft serves as a Class B director, whose term expires in 2007, and Mr. Mason and Ms. Owen serve as Class C directors, whose terms expire in 2009.

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Our Audit Committee is comprised of Messrs. Ashcroft, Koch and Mason. Mr. Ashcroft serves as Chairman of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under the rules of the Securities and Exchange Commission, the Nasdaq Stock Market and NYSE Arca. The Board has determined that Mr. Ashcroft qualifies as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission.

Compensation Committee. Our Compensation Committee assists our Board of Directors in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

•	approving the compensation and benefits of our executive officers;

•	reviewing the performance objectives and actual performance of our officers;

•	administering our stock option and other equity compensation plans; and

•	reviewing and discussing with management the compensation discussion and analysis that the Securities and Exchange Commission will require in our future Form 10-Ks and proxy statements.

Our Compensation Committee is comprised of Messrs. Ashcroft, Koch and Mason. Mr. Mason serves as Chairman of the Compensation Committee. The Board has determined that all members of the Compensation Committee are independent under the rules of the Nasdaq Stock Market and NYSE Arca.

Nominating and Governance Committee. Our Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of our Board of Directors, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities include the following:

•	evaluating the composition, size and governance of our Board of Directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees;

•	establishing a policy for considering stockholder nominees for election to our Board of Directors; and

•	evaluating and recommending candidates for election to our Board of Directors.

Our Nominating and Governance Committee is comprised of Messrs. Ashcroft, Koch and Mason. Mr. Koch serves as Chairman of our Nominating and Governance Committee. The Board has determined that all members of the Nominating and Governance Committee are independent under the rules of the Nasdaq Stock Market and NYSE Arca.

Director Compensation

In 2005, our independent directors received options to purchase 7,500 shares and warrants to purchase 5,000 shares for their service on the Audit Committee. In August 2006, our independent directors each received options to purchase an additional 7,500 shares. In addition, our independent directors receive meeting fees and reimbursement of expenses.

Executive Compensation

The following table sets forth certain information concerning total compensation received by our Chief Executive Officer and our other most highly compensated executive officers (the “Named Executive Officers”) for services rendered to ICOP in all capacities for the last three fiscal years, but is limited to executive officers other than our Chief Executive Officer who earned more than $100,000 in total compensation during the last fiscal year.

Summary Compensation Table

		Long-Term Compensation
		Annual Compensation	Awards
Name and Principal Position	Fiscal Year	Salary	Securities Underlying Options/SARs	All Other Comp.
		($)	(#)	($)
David C. Owen, Chairman, President and Chief Executive Officer	2005	119,792	250,000	18,923(1)
	2004	149,047(2)	50,000	11,806(3)
	2003	58,564	0	0
Laura E. Owen, Chief Operating Officer and Corporate Secretary	2005	119,792	150,000	13,369(4)
	2004	119,568(5)	37,500	10,869(6)
	2003	47,654	0	0

(1)	Includes car allowance and expense of $15,329 and 401(k) matching payment of $3,594.

(2)	Includes paid salary of $40,506 and accrued but unpaid salary of $108,541.

(3)	Includes paid car allowance of $1,275, accrued but unpaid car allowance of $6,375, a $900 401(k) matching payment and deferred 401(k) contribution of $3,256.

(4)	Includes car allowance of $9,775 and 401(k) matching payment of $3,594.

(5)	Includes paid salary of $42,276 and accrued but unpaid salary of $77,292.

(6)	Includes paid car allowance of $1,700, accrued but unpaid car allowance of $5,950, a $900 401(k) matching payment and deferred 401(k) contribution of $2,319.

Option Grants in Last Fiscal Year

Option Grants in Fiscal Year 2005 (Individual Grants)

Name	Number of Securities Underlying Options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price ($/sh)	Expiration Date
David C. Owen	50,000	11.5%	$5.50	Dec. 31, 2014
	200,000	46.0%	$5.85(1)	Dec. 12, 2015
Laura E. Owen	50,000	11.5%	$5.50	Dec. 31, 2014
	100,000	23.0%	$5.85(1)	Dec. 12, 2015

(1)	On May 4, 2006, the Board of Directors cancelled all outstanding options with exercise prices in excess of $5.85 (the closing price of our common stock on that date), and regranted the options with an exercise price of $5.85. As a result, these options held by Mr. Owen and Ms. Owen, respectively, were cancelled and regranted. The exercise price of the cancelled options held by Mr. Owen and Ms. Owen was $6.54.

Option Exercises and Holdings

The following table sets forth, as to those Named Executive Officers, certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2005, and the number of shares of common stock received upon exercise of options during the last fiscal year.

Aggregated Option Exercises in Fiscal Year 2005

and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at December 31, 2005 ($) Exercisable/ Unexercisable
	(#)	($)
David C. Owen	0	0	300,000 / 0	130,500 / 0
Laura E. Owen	0	0	187,500 / 0	99,000 / 0

Employment Agreements

David C. Owen, our Chief Executive Officer, is employed pursuant to a five-year Executive Employment Agreement dated August 10, 2006 with annual compensation of $225,000 per year. The agreement provides for increases in the base salary at the discretion of our board. The agreement notwithstanding, effective October 20, 2004, Mr. Owen voluntarily reduced his salary to $125,000 annually until we reach accumulated gross revenues of $8 million, at which time his salary will be restored to $225,000 and accrued but unpaid salary and other compensation (which totaled approximately $115,000 as of October 4, 2006) will be paid in full. The agreement further provides that Mr. Owen is entitled to participate in our stock option and 401(k) plans, to receive a monthly car allowance of $850 or a company provided vehicle, to be covered by our health insurance plan, and to reimbursement of reasonable out-of-pocket expenses. The agreement is renewable by mutual agreement.

Laura E. Owen, our President, Chief Operating Officer and Corporate Secretary, is employed pursuant to a five-year Executive Employment Agreement dated August 10, 2006 with annual compensation of $175,000 per year. The agreement notwithstanding, effective October 20, 2004, Ms. Owen voluntarily reduced her annual salary to $125,000 until we reach accumulated gross revenues of $8 million, at which time her salary will be restored to $175,000 and accrued but unpaid salary and other compensation (which totaled approximately $83,000 as of October 4, 2006) will be paid in full. The agreement further provides that Ms. Owen is entitled to participate in our stock option and 401(k) plans, to receive a monthly car allowance of $850 or a company provided vehicle, to be covered by our health insurance plan, and to reimbursement of reasonable out-of-pocket expenses. The agreement is renewable by mutual agreement.

2002 Stock Option Plan

In June 2002, the Board of Directors and stockholders of ICOP Nevada approved that company’s 2002 Stock Option Plan (the “2002 Plan”). The plan authorized the grant and issuance of options, restricted shares and other equity compensation to directors, employees, officers and consultants of ICOP Nevada. Initially, 500,000 shares of ICOP Nevada common stock were reserved for issuance under the 2002 Plan; however, the number of shares reserved automatically increases on each anniversary of the 2002 Plan by an amount equal to 0.5% of the then issued and outstanding shares of ICOP Nevada common stock. When we acquired ICOP Nevada in January 2004, any rights to acquire ICOP Nevada common stock under the 2002 Plan were converted so as to permit acquisition of our common stock instead. Notwithstanding these automatic increases, the 2002 Plan requires that no more than 300,000 shares be issued in connection with the exercise of incentive stock options under the 2002 Plan. On November 20, 2005 and August 10, 2006, our Board of Directors and stockholders, respectively, approved an increase to the number of shares of common stock reserved under the 2002 Plan from 552,041 to 1,500,000 shares.

The 2002 Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 2002 Plan, the Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the 2002 Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under the 2002 Plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the 2002 Plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted, although we expect that the exercise price of future grants will be set at or above fair market value. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted. We also have granted shares of restricted stock to certain of our executive officers under the 2002 Plan. Vesting of these shares is dependent upon the company meeting certain revenue and income milestones.

As of October 4, 2006, options to purchase 757,500 shares of common stock and restricted stock grants of 400,000 shares of common stock remained outstanding and 342,500 shares remain available for future grants.

2005 Employee Stock Purchase Plan

In November 2005, the Board of Directors approved the company’s 2005 Employee Stock Purchase Plan (the “2005 ESPP”). The plan authorizes the eligible employees to subscribe for the periodic purchase of the company’s common stock through payroll deductions. The purchases occur during defined purchase periods, and the purchase price generally is 85% of the fair market value of the common stock on the first or last dates of a purchase period, whichever is lower. Eligible employees are those who work for us for more than 20 hours a week, whose customary employment is for more than five months in a calendar year, and whose stock ownership in ICOP will not equal or exceed 5% of the voting power or value of all classes of our stock as a result of purchases under the 2005 ESPP.

The 2005 ESPP is administered by the Board of Directors. As of October 4, 2006, 1,300 shares had been sold under the 2005 ESPP.

Limitation of Liability and Indemnification

Our bylaws provide that, in the event a director, officer or employee is made a party or threatened to be made a party by reason of service as a director, officer or employee of the Company (or by reason of service as a director, officer, employee or agent of another entity at the request of the Company), then we shall indemnify that individual against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and, in the case of conduct in the person’s official capacity, in a manner the person reasonably believed to be in the best interests of the Company or, in all other cases, in a manner that was at least not opposed to the Company’s best interests. Notwithstanding the foregoing, no indemnification shall be made if the person is adjudged to be liable to the Company, or if the person is adjudged liable on the basis that the person derived an improper personal benefit. Under certain circumstances, we may pay expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding in advance to the final disposition of the matter. Furthermore, our Articles of Incorporation, as amended, provide for indemnification of our directors, officers, agents, fiduciaries and employees against any claim, liability or expense arising against or incurred by such person because the person is or was a director, officer, fiduciary, or employee of the Company (or because the person served as a director, officer, employee, partner, trustee or agent of another entity at the request of the Company) to the maximum extent permitted under Colorado law. Colorado law generally permits a corporation to provide indemnification if the individual: (i) acted in good faith; and (ii) reasonably believed that, in the case of conduct in an official capacity, such conduct was in the corporation’s best interests and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests. In a criminal proceeding, the person must have had no reasonable cause to believe the person’s conduct was unlawful.

Insofar as we may permit indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) to directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, as of October 4, 2006 and as adjusted to reflect the sale of 1,000,000 shares of common stock and 1,000,000 warrants in this offering, by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our Named Executive Officers, and (iv) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned. Shares issuable upon exercise of options or warrants currently exercisable or exercisable within 60 days of October 4, 2006 (December 3, 2006), are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owner(1)	No. of Shares Beneficially Owned		Before this Offering	After this Offering
Officers and Directors
David C. Owen	1,149,900	(2)	17.3%	15.0%
Laura E. Owen	1,149,900	(2)	17.3%	15.0%
Roger L. Mason	80,000	(3)	1.3%	1.1%
L. Derrick Ashcroft	20,000	(4)	*	*
Noel Koch	20,000	(4)	*	*
All directors and officers as a group (six persons)	1,288,900	(5)	19.2%	16.7%

5% Stockholders (6)
Paulson Investment Company, Inc.	1,470,002	(7)	21.3%	18.6%
Paulson Capital Corp.	1,470,002	(8)	21.3%	18.6%
Paulson Family LLC	1,492,302	(9)	21.7%	18.9%
Chester L.F. Paulson and Jacqueline M. Paulson	1,729,447	(10)	24.6%	21.6%

*	Less than 1%

(1)	Except as otherwise noted, the address of all persons named in this table is: c/o ICOP Digital, Inc., 16801 W. 116th Street, Lenexa, Kansas 66219.

(2)	Mr. Owen and Ms. Owen beneficially own: nonstatutory options held by Owen Enterprises, LLC to purchase 100,000 shares of common stock; the nonstatutory options held by Mr. Owen to purchase 300,000 shares of common stock; and nonstatutory options held by Ms. Owen to purchase 187,500 shares of common stock. In addition to options, Mr. and Ms. Owen beneficially own: 40,000 shares of common stock held by David & Laura Owen Trust dated 6/4/97; 60,400 shares of common stock held by Owen Enterprises, LLC; 25,000 shares of common stock held by Owen & Associations, Inc. Profit Sharing Plan; 5,000 shares of common stock held by DBM, LP; 5,000 shares of common stock held by Emerson B. Wells, LP; 25,000 shares of common stock held by MDN, LP; 2,000 shares of common stock held by Ms. Owen; 200,000 shares of restricted stock held by Mr. Owen; and 200,000 shares of restricted stock held by Ms. Owen.

(3)	Consists of 60,000 shares of common stock, and a warrant to purchase 5,000 shares of common stock and options to purchase 15,000 shares of common stock that are exercisable within 60 days of October 4, 2006.

(4)	Consists of a warrant to purchase 5,000 shares of common stock and options to purchase 15,000 shares of common stock that are exercisable within 60 days of October 4, 2006.

(5)	Includes warrants to purchase 15,000 shares of common stock and options to purchase 550,000 shares of common stock that are exercisable within 60 days of October 4, 2006.

(6)	The address of each 5% stockholder is: 811 SW Naito Parkway, Suite 200, Portland, Oregon 97204.

(7)	Consists of 656,587 shares of common stock and warrants to purchase 813,415 shares of common stock that are exercisable within 60 days of October 4, 2006.

(8)	Consists of all shares of common stock beneficially owned by Paulson Investment Company, Inc.

(9)	Consists of 22,300 shares of common stock and all shares of common stock and warrants beneficially owned by Paulson Capital Corp., the beneficial owner of shares of common stock and warrants held by Paulson Investment Company, Inc.

(10)	Includes 103,248 shares of common stock and warrants to purchase 133,897 shares of common stock owned by Mr. Paulson or the Paulsons as joint tenants. The figure also reflects all shares actually or beneficially owned by Paulson Family LLC, of which Mr. and Mrs. Paulson are the principal members.

RELATED PARTY TRANSACTIONS

In April 2005, we borrowed $300,000 from Roger L. Mason, a director, $280,000 of which was used to pay Tietech Co., Ltd., our manufacturer, to accelerate production and delivery to us of our ICOP Model 20/20. The loan was made pursuant to an unsecured promissory note that accrues interest at 2% above the prevailing prime rate adjusted daily. The loan has been repaid. The Board of Directors believed that this loan was made on terms at least as favorable to us as could be obtained from independent third-party lenders.

Paulson Investment Company, Inc., the representative of the underwriters in this offering, is a greater than 5% stockholder. Paulson acted as the placement agent in a private placement of 650,000 shares of common stock and 227,500 warrants in December 2005, pursuant to which Paulson received cash commission of approximately $308,000 and a warrant to purchase up to 65,000 shares of common stock and 22,750 warrants (each warrant to purchase one share of common stock) with an exercise price of $5.92 per one share and 0.35 warrants. In connection with this offering, Paulson will receive as compensation a 10% underwriting discount on the shares and warrants sold by it. In addition, Paulson will receive a non-accountable expense allowance equal to 3% of gross proceeds from the sale of the shares and warrants offered under this prospectus, excluding any securities purchased on exercise of the over-allotment option.

Each of the aforementioned transactions with related parties was approved or ratified by a majority of our independent directors who did not have an interest in the transactions and who had access, at our expense, to the company’s or independent legal counsel.

Future transactions and loans with our officers, directors or greater than 5% stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties, and all such transactions and loans will be reviewed and subject to approval by our Audit Committee.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 50,000,000 shares of no par value common stock, and 5,000,000 shares of no par value preferred stock. As of October 4, 2006, we had 6,079,482 shares of common stock, no shares of preferred stock and 3,217,500 warrants outstanding. After this offering, we will have 7,079,482 shares of common stock outstanding, or 7,229,482 shares if the over-allotment option is exercised in full. We also will have 4,217,500 warrants outstanding, or 4,367,500 warrants if the over-allotment option is exercised in full. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, as amended, and our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Subject to the preference in dividend rights of any series of preferred stock which we may issue in the future, the holders of common stock are entitled to receive such cash dividends, if any, as may be declared by our Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of the common stock will be entitled to participate pro rata in all assets that are legally available for distribution.

Other than the rights described above, the holders of common stock have no preemptive subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights and preferences of holders of common stock will be subject to the rights of any series of preferred stock which we may issue in the future.

Public Warrants

General. The public warrants issued in this offering may be exercised until July 8, 2010. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $6.19 per share. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.

Redemption. We will have the right to redeem the public warrants at a price of $0.25 per warrant, after providing 30 days prior written notice to the warrantholders, at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million. We will send a written notice of redemption by first class mail to holders of the warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.

Exercise. The holders of the warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.

Adjustments in Certain Events. We will make adjustments to the terms of the warrants if certain events occur. If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment. The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant. If, however, we effect a dividend, distribution or stock split that increases our outstanding common stock by 50% or more, we will instead proportionately increase the number of warrants outstanding rather than increasing the number of shares of common stock underlying each warrant. Each warrant will then continue to be exercisable for the same number of shares as before the event requiring the increase in the number of outstanding warrants, but the exercise price of each warrant will be correspondingly reduced.

In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock.

If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.

Preferred Stock

As of October 4, 2006, there were 5,000,000 shares of preferred stock authorized, of which 1,000,000 shares were designated as Series A Convertible Preferred Stock. As of October 4, 2006, there were no shares of preferred stock outstanding.

Our Board of Directors is authorized by our Articles of Incorporation to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to Colorado law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Other Warrants

Bridge Warrants. In March 2005, we completed a $2.2 million bridge loan from lenders to help us meet our working capital needs. In connection with these bridge loans, we issued warrants (“Bridge Warrants”) to the noteholders to purchase up to 399,982 shares of common stock at an exercise price of $4.125 per share, subject to certain adjustments. The Bridge Warrants expire on January 31, 2010. A total of 399,982 of these Bridge Warrants remained unexercised and outstanding at October 4, 2006.

Consultants’ Warrants. In September 2005, we issued a warrant to a consultant to purchase up to 25,000 shares of common stock for $7.50 per share, subject to certain adjustments. The warrant expires in January 2008. In November 2005, we issued a warrant to a consultant to purchase up to 25,000 shares of common stock for $7.50 per share, subject to certain adjustments. The warrant expires in November 2010. In August 2006, we issued a warrant to another consultant to purchase up to 10,000 shares of common stock for $7.50 per share, subject to certain adjustments. The warrant expires in December 2011. In September 2006, we issued a warrant to another consultant to purchase up to 30,000 shares of common stock for $6.81 per share, subject to certain adjustments. The warrant expires in August 2009. All of these warrants remained unexercised and outstanding at October 4, 2006.

Independent Directors’ Warrants. In 2005, we granted each member of our audit committee a warrant to purchase 5,000 shares of our common stock at an exercise price of $6.535 per share, subject to certain adjustments. The warrants expire in December 2010. These warrants remained unexercised and outstanding at October 4, 2006.

Representative’s Purchase Warrant. In connection with our public offering and sale of 1,300,000 units in July 2005, we issued a warrant to Paulson Investment Company, Inc., the representative of the underwriters, to purchase up to 130,000 units at an exercise price of $9.90 per unit, subject to certain adjustments. Each unit consists of two shares of common stock and two warrants. The warrant expires in July 2010.

Placement Agent Warrants. In connection with our private offering of 650,000 shares of common stock and 227,500 warrants in December 2005, we issued a warrant to the placement agent, Paulson Investment Company, Inc., to purchase up to 65,000 shares of common stock and 22,750 warrants at an exercise price of $5.92 per share, subject to certain adjustments. The warrant expires in July 2010.

With the exception of the 10,000 shares underlying the warrant issued to a consultant in August 2006, all of the shares underlying each of the aforementioned warrants have been registered under the Securities Act.

Authorized but Unissued Shares

The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The Colorado Business Corporation Act provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless the corporation’s articles of incorporation or bylaws, as the case may be, requires a greater percentage. Neither our articles nor our bylaws require a greater percentage. Our bylaws may also be amended unilaterally by the Board of Directors except where such an amendment would amend a bylaw previously approved by the stockholders.

Anti-Takeover Effects of Certain Provisions of Colorado Law and Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

Removal of Directors. Our bylaws provide that our directors may only be removed by the affirmative vote of the shares entitled to vote at an election of directors; provided, however, that if less than the entire Board of Directors is to be removed, no one director may be removed if the vote cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. Although our bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business stockholders desire to conduct at an annual or any other meeting, the bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to our stockholders.

Staggered Board. Our Board of Directors is divided into three nearly equal classes, with the directors of one class only standing for election each year. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders, such as removing directors from our Board as provided under Colorado law.

Stockholder Action by Written Consent; Special Meetings. Colorado law prohibits stockholder action by written consent in lieu of a meeting unless such written action is signed by all of our stockholders or such lesser number of stockholders if provided for in the Articles of Incorporation. Our Articles of Incorporation provide that written consent of an action may be effected by signatures of that number of shares of common stock required to approve that action. Our bylaws provide that special meetings of stockholders can be called by the President, by the Board of Directors, or by the President upon the request of holders of 10% or more of the outstanding shares entitled to vote at the meeting.

Transfer Agent, Warrant Agent and Registrar

Our transfer agent and registrar for our common stock and warrant agent for the warrants is Computershare Investor Services, 350 Indiana Street, Suite 800, Golden, Colorado 80401.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

Upon completion of the offering, we expect to have 7,079,482 shares of common stock outstanding. This number assumes no exercise of the underwriters’ over-allotment option or any other outstanding options and warrants. We expect to have 7,229,482 shares of common stock outstanding if the underwriters’ over-allotment option is exercised in full. Of these shares, the 1,000,000 shares of common stock issued in this offering (1,150,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 1,000,000 shares of common stock underlying the warrants issued in this offering (1,150,000 shares of common stock if the underwriters’ over-allotment option is exercised in full) will also be freely tradable after exercise of the warrants, except for shares held by our affiliates.

Restricted Stock, Lock-Up Agreements and Rule 144

Of the 6,079,482 shares of common stock currently outstanding, 1,418,335 shares are restricted securities within the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. At October 4, 2006, a total of 1,635,231 shares had been registered on a current registration statement allowing for public resale. Our officers and directors have agreed not to sell or otherwise dispose of any of their shares of common stock totaling 637,400 shares for a period of three months after completion of this offering, without the prior written consent of Paulson Investment Company, Inc., the representative of the underwriters, subject to certain limited exceptions. After the expiration of the lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all of the outstanding restricted shares subject to the lock-up may be sold in the public market pursuant to Rule 144.

In general, under Rule 144, as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) promulgated under the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Options and Warrants

As of October 4, 2006, 757,500 shares were issuable upon exercise of outstanding stock options and 4,507,452 shares were issuable upon exercise of outstanding warrants. All 1,500,000 of the shares currently reserved for issuance under the 2002 Plan have been registered on a Form S-8 registration statement and are freely tradable (except by affiliates). Other than 10,000 shares issuable upon exercise of a warrant issued in August 2006 and 30,000 shares issuable upon exercise of a warrant issued in September 2006, all of the shares issuable upon exercise of the warrants have been registered for resale on Form S-3 registration statements and are freely tradable.

As of October 4, 2006, 1,300 shares have been issued to eligible employees under our 2005 ESPP and 198,700 shares remain available for sale. All of the shares reserved under our 2005 ESPP have been registered for resale on a Form S-8 registration statement and are freely tradable.

UNDERWRITING

Paulson Investment Company, Inc. is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the securities being offered. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of securities set forth opposite the name of each underwriter.

Underwriters	Number of Shares	Number of Warrants
Paulson Investment Company, Inc.	750,000	750,000
Capital Growth Financial, LLC	250,000	250,000

Total	1,000,000	1,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the securities offered by this prospectus, other than those covered by the over-allotment option, if any securities are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the securities is subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been instituted or threatened by the Securities and Exchange Commission.

The representative has advised us that the underwriters propose to offer our shares and warrants to the public initially at the offering prices set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $0.23 per share and $0.0685 per warrant. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $0.10 per share and $0.02 per warrant. After completion of the public offering of the shares and warrants, the offering prices, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

The underwriters have informed us that they do not expect to confirm sales of our securities offered by this prospectus on a discretionary basis.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 150,000 shares and 150,000 warrants on the same terms as the other shares and warrants being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $6,865,500, $686,550 and $6,178,950, respectively.

Stabilization

The rules of the Securities and Exchange Commission generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress;

•	short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our securities than it purchases from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above or may engage in syndicate covering transaction; there is no contractual limit on the size of any syndicate covering transaction; the underwriters will deliver a prospectus in connection with any such short sales; purchasers of securities sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of securities covered by the registration statement;

•	syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters; and

•	a penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock or warrants originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq Capital Market, on NYSE Arca or otherwise.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters’ Compensation

We have agreed to sell the shares and warrants to the underwriters at offering prices of $4.14 per share and $1.233 per warrant, which represents the offering prices of the shares and warrants set forth on the cover page of this prospectus less the 10% underwriting discount. The underwriting agreement also provides that Paulson Investment Company, Inc. will be paid a non-accountable expense allowance equal to 3% of the gross proceeds from the sale of the shares and warrants offered by this prospectus, excluding any securities purchased on exercise of the over-allotment option.

The following table summarizes the underwriting discount and non-accountable expense allowance we will pay to the underwriters in connection with the sale of the shares and warrants. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Shares
	Per Share	Without Over- Allotment	With Over- Allotment

Underwriting discount	$0.46	$460,000	$529,000

Non-accountable expense allowance	$0.138	$138,000	$138,000

	Warrants
	Per Share	Without Over- Allotment	With Over- Allotment

Underwriting discount	$0.137	$137,000	$157,550

Non-accountable expense allowance	$0.0411	$41,100	$41,100

NASD’s Conflict of Interest Rule

Paulson Investment Company, Inc. (“Paulson”) will serve as the representative of the underwriters of this offering. Because Paulson and its affiliates beneficially own more than 10% of the company’s common stock, they are deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, the offering is being made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. That rule requires that the initial public offering prices of the common stock and warrants be no higher than that recommended by a “qualified independent underwriter,” as defined in Rule 2720. Capital Growth Financial, LLC has assumed the responsibilities of acting as qualified independent underwriter, has performed due diligence investigations and has reviewed and participated in the preparation of the registration statement and the prospectus related to this offering.

LEGAL MATTERS

Holland & Knight LLP, Portland, Oregon, will pass upon the validity of the common stock offered by this prospectus on our behalf. Certain legal matters will be passed upon for the underwriters by Wickersham & Murphy, P.C., Palo Alto, California.

EXPERTS

Our financial statements for the years ended December 31, 2004 and December 31, 2005 in this prospectus have been audited by Cordovano & Honeck LLP, independent certified public accountants, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the securities offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits. For further information with respect to our shares and warrants, and us you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits without charge at the Securities and Exchange Commission’s public reference facilities, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, that require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Securities and Exchange Commission at the address set forth above, and copies of such material may be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates. Because we file documents electronically with the Securities and Exchange Commission, you may also obtain this information by visiting the SEC’s web site at http://www.sec.gov.

ICOP DIGITAL, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets at December 31, 2005 and June 30, 2006 (unaudited)	F-3

Statements of Operations for the years ended December 31, 2004 and 2005 and the six month periods ended June 30, 2005 and 2006 (unaudited)	F-4

Statements of Other Comprehensive Loss for the years ended December 31, 2004 and 2005 and the six month periods ended June 30, 2005 and 2006 (unaudited)	F-5

Statement of Changes in Shareholders’ Equity for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006 (unaudited)	F-6

Statements of Cash Flows for the years ended December 31, 2004 and 2005 and the six month periods ended June 30, 2005 and 2006 (unaudited)	F-9

Notes to Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

ICOP Digital, Inc.:

We have audited the accompanying balance sheet of ICOP Digital, Inc. as of December 31, 2005, and the related statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Companies Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICOP Digital, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Cordovano and Honeck LLP

Englewood, Colorado

March 23, 2006

ICOP DIGITAL, INC.

BALANCE SHEETS

	December 31, 2005	June 30, 2006
		(Unaudited)
Assets
Current assets:
Cash	$2,734,458	$1,530,411
Cash, restricted	2,494,585	—
Accounts receivable, net	470,094	888,529
Finished goods inventory, at cost	3,562,217	5,204,595
Prepaid expenses	92,407	85,044

Total current assets	9,353,761	7,708,579
Property and equipment, at cost, less accumulated depreciation of $123,278 and $236,684	602,107	757,380
Other assets:
Deferred patent costs	61,480	61,480
Security deposit	15,000	15,000

	$10,032,348	$8,542,439

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$471,726	$140,192
Accrued liabilities	221,974	269,681
Unearned revenue	29,325	109,880
Current maturities of long-term debt (Note 3)	28,262	41,087

Total current liabilities	751,287	560,840
Long-term debt, net of current maturities (Note 3)	76,651	100,814

Total liabilities	827,938	661,654
Shareholders’ equity (Note 4):
Preferred stock, no par value; 5,000,000 shares authorized, -0- and -0- shares issued and outstanding	—	—
Common stock, no par value; 50,000,000 shares authorized, 5,478,182 and 5,900,980 shares issued and outstanding	19,303,683	19,860,937
Accumulated other comprehensive loss, net of tax	71,695	—
Retained deficit	(10,170,968)	(11,980,152)

Total shareholders’ equity	9,204,410	7,880,785

	$10,032,348	$8,542,439

Se accompanying notes to financial statements

ICOP DIGITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
			(Unaudited)	(Unaudited)
Sales, net of returns	$50,657	$1,760,421	$327,394	$2,167,759
Cost of sales	31,755	1,051,570	238,903	1,263,251

Gross profit	18,902	708,851	88,491	904,508

Operating expenses:
Debt issue expense	—	470,000	—	—
Selling, general and administrative	1,528,564	2,259,176	866,566	2,204,516
Research and development	941,111	796,082	261,728	564,930
Settlement of dispute	400,000	—	—	—

Total operating expenses	2,869,675	3,525,258	1,128,294	2,769,446

Loss from operations	(2,850,773)	(2,816,407)	(1,039,803)	(1,864,938)
Other income (expense):
Realized gain (loss) on foreign currency transactions	—	(26,909)	(56,306)	27,159
Unusual item:
Gain on restructure of trade debt	471,707	—	—	—
Interest income	—	52,752	—	43,150
Interest expense	(13,447)	(107,234)	(84,803)	(14,555)

Loss before income taxes	(2,392,513)	(2,897,798)	(1,180,912)	(1,809,184)
Income tax provision (Note 5)	—	—	—	—

Net loss	$(2,392,513)	$(2,897,798)	$(1,180,912)	$(1,809,184)

Net loss available to common shareholders after beneficial conversion feature	$(2,892,513)	$(2,897,798)	$(1,180,912)	$(1,809,184)

Basic and diluted loss per share	$(1.80)	$(0.92)	$(0.71)	$(0.32)

Basic and diluted weighted average common shares outstanding	1,608,445	3,156,538	1,667,444	5,619,264

Se accompanying notes to financial statements

ICOP DIGITAL, INC.

STATEMENTS OF OTHER COMPREHENSIVE LOSS

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
			(Unaudited)	(Unaudited)
Net loss	$(2,392,513)	$(2,897,798)	$(1,180,912)	$(1,809,184)
Other comprehensive loss, net of tax:
Foreign currency translation	(42,014)	189,290	(75,581)	71,695

Comprehensive loss	$(2,434,527)	$(2,708,508)	$(1,256,493)	$(1,737,489)

Se accompanying notes to financial statements

ICOP DIGITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Income	Retained Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	—	$—	1,636,700	$3,221,268	$(75,581)	$(4,880,657)	$(1,734,970)
January to December 2004, shares sold in private placement offering ($10.00/share) (Note 7)	—	—	41,500	395,000	—	—	395,000
February 2003, preferred shares sold in private placement offering ($60.00/share) (Note 7)	18,333	1,099,998	—	—	—	—	1,099,998
Beneficial conversion feature included in sale of preferred stock (Note 7)	—	—	—	—	—	—	—
January and July 2004, stock issued in exercise of stock options ($10.00/share) (Note 7)	—	—	10,000	100,000	—	—	100,000
March 2004, shares returned to divest McCoy’s Lawline ($10.00/share) (Note 1)	—	—	(70,000)	(700,000)	—	—	(700,000)
December 2004, preferred stock issued in settlement of dispute (Note 7)	6,667	400,000	—	—	—	—	400,000
December 2004, stock issued in exchange for engineering agreement (Note 7)	—	—	20,000	200,000	—	—	200,000
Stock options issued in exchange for services provided (Note 7)	—	—	—	5,000	—	—	5,000
Unrealized effect of the change in foreign currency exchange rates	—	—	—	—	(42,014)	—	(42,014)
Net loss for the year ended December 31, 2004	—	—	—	—	—	(2,392,513)	(2,392,513)

Balance at December 31, 2004	25,000	1,499,998	1,638,200	3,221,268	(117,595)	(7,273,170)	(2,669,499)

See accompanying notes to financial statements

ICOP DIGITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Income	Retained Deficit	Total
	Shares	Amount	Share	Amount
Fair value of warrants issued in bridge loans (Note 7)	—	—	—	470,000	—	—	470,000
July 2005, secondary offering of common stock and warrants, net of offering costs of $888,971 (Note 7)	—	—	2,990,000	10,580,667	—	—	10,580,667
Conversion of preferred stock to common stock (Note 7)	(25,000)	(1,499,998)	199,982	1,499,998	—	—	—
Fair value of warrants issued for public relations services (Note 7)	—	—	—	32,000	—	—	32,000
December 2005, private offering of common stock and warrants, net of offering costs of $134,854 (Note 7)	—	—	650,000	3,499,750	—	—	3,499,750
Unrealized effect of the change in foreign currency exchange rates	—	—	—	—	189,290	—	189,290
Net loss for the year ended December 31, 2005	—	—	—	—	—	(2,897,798)	(2,897,798)

Balance at December 31, 2005	—	—	5,478,182	19,303,683	71,695	(10,170,968)	9,204,410

See accompanying notes to financial statements

ICOP DIGITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

					Accumulated Other Comprehensive Loss
	Preferred Stock		Common Stock			Retained Deficit	Total
	Shares	Amount	Shares	Amount
(Following are unaudited)
March 2006, exercise of warrants to purchase common stock	—	—	22,798	155,254	—	—	155,254
Stock options issued in exchange for services provided	—	—	—	1,000	—	—	1,000
May 2006, restricted shares issued in exchange for services (Note 1)	—	—	400,000	2,340,000	—	—	2,340,000
May 2006, value of restricted shares deferred until future periods (Note 1)	—	—	—	(2,245,000)	—	—	(2,245,000)
Stock options re-issued in exchange for services provided (Note 7)	—	—	—	306,000	—	—	306,000
Unrealized effect of the change in foreign currency exchange rates	—	—	—	—	(71,695)	—	(71,695)
Net loss for the period ended June 30, 2006	—	—	—	—	—	(1,809,184)	(1,809,184)

Balance at June 30, 2006 (Unaudited)	—	$—	5,900,980	$19,860,937	$—	$(11,980,152)	$7,880,785

See accompanying notes to financial statements

ICOP DIGITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(2,392,513)	$(2,897,798)	$(1,180,912)	$(1,809,184)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	28,320	85,099	25,447	113,405
Book value of equipment retired	1,734	—	—	—
Stock-based compensation (Notes 1 and 7)	200,000	470,000	—	95,000
Stock options and warrants issued	5,000	32,000	—	307,000
Preferred stock issued to settle debt	400,000	—
Unrealized foreign currency reserve	—	139,836	—	—
Gain on restructured trade debt	(471,707)	—	—	—
Changes in operating liabilities:
(Increase) in accounts receivable, inventory and prepaid expenses	(72,348)	(4,046,970)	(578,269)	(2,070,774)
Increase (decrease) in accounts payable and accrued liabilities	1,076,048	(1,827,562)	(706,415)	(208,190)

Net cash used in operating activities	(1,225,466)	(8,045,395)	(2,440,149)	(3,572,743)

Cash flows from investing activities:
Purchases of property and equipment	(26,678)	(529,199)	(82,730)	(268,677)
Deferred patent costs	(61,730)	—	—	—
Investment in subsidiary	(450,000)	—	—	—
Deposits	3,000	(14,750)	(60,000)	—

Net cash used in investing activities	(535,408)	(543,949)	(142,730)	(268,677)

Cash flows from financing activities:
Proceeds from issuance of notes payable	454,000	3,421,308	3,306,108	56,000
Principal payments on notes payable	(402,662)	(3,737,034)	(25,167)	(19,012)
Proceeds from the sale of preferred stock	1,099,998	—	—	—
Proceeds from the sale of common stock	495,000	14,684,242	—	155,254
Payment of offering costs	—	(603,825)	(334,878)	—

Net cash provided by financing activities	1,646,336	13,764,691	2,946,063	192,242

Effect of currency exchange rate changes on cash	—	49,454	—	(49,454)

Net change in cash	(114,538)	5,224,801	363,184	(3,698,632)
Cash, beginning of period	118,780	4,242	4,242	5,229,043

Cash, end of period	$4,242	$5,229,043	$367,426	$1,530,411

Supplemental disclosure of cash flow information:
Income taxes	$—	$—	$—	$—

Interest	$6,439	$116,993	$17,862	$4,138

See accompanying notes to financial statements

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Note 1: Nature of Operations, Merger, and Summary of Significant Accounting Policies

Operations and Merger

ICOP Digital, Inc. (the “Company”), was incorporated in May 2002 in Nevada. In 2003, the Company went public through a shell merger. The Company designs, developments and markets an in-car video system for use in the law enforcement industry. Its offices are located in Lenexa, Kansas. The Company emerged from the development stage in 2005.

Unaudited Information

The financial statements as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 are unaudited. The Company has recorded all necessary adjustments to provide a fair presentation. Results of operations and cash flows for the six months ended June 30, 2006 are not necessarily indicative of results for the year ending December 31, 2006.

Reclassifications

Certain prior-year amounts have been reclassified for comparative purposes to conform to the current-year presentation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income and Loss

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income.” Other comprehensive gain and loss, which currently includes only foreign currency translation adjustments, is shown as a component of shareholders’ equity.

Following is an analysis of the change in cumulative translation adjustment:

Accumulated other comprehensive income (loss)
Balance at December 31, 2003	$(75,581)
Change in translation adjustment	$(42,014)
Income tax effect	$—

Balance at December 31, 2004	$(117,595)
Change in translation adjustment	$189,290)
Income tax effect	$—

Balance at December 31, 2005	$71,695
Change in translation adjustment (unaudited)	$(71,695)
Income tax effect (unaudited)	$—

Balance at June 30, 2006 (unaudited)	$—

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

There have been no material foreign currency translation rate changes since December 31, 2005.

Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at December 31, 2005.

The Company secured letters of credit with cash totaling $2,494,585 at December 31, 2005. The letters of credit relate to inventory to be purchased from the Company’s Japanese supplier. Accordingly, the $2,494,585 is classified as restricted cash. The Company held no restricted cash at June 30, 2006 (unaudited).

Accounts Receivable

Accounts receivable consists of amounts due from customers (law enforcement agencies) located in the US and abroad. The Company considers accounts more than 30 days old to be past due. The Company uses the allowance method for recognizing bad debts. When an account is deemed uncollectible, it is written off against the allowance. The Company generally does not require collateral for its accounts receivable. As of December 31, 2005, management believes no allowance for uncollectible accounts is necessary.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, restricted cash and accounts receivable. Cash and restricted cash are deposited with high quality financial institutions. The Federal Deposit Insurance Corporation insures up to $100,000 of deposits maintained at any one financial institution. On December 31, 2005, the Company had approximately $4,478,375 in excess of insured levels, based upon bank records, at five different financial institutions. Accounts receivable are derived from revenue earned from metropolitan law enforcement agencies located in the U.S. and abroad. The Company does not require collateral from the law enforcement agencies.

Inventory

Inventory, which consists primarily of digital cameras and related hardware and software, is stated at the lower of cost or market, with costs determined using the average-cost method. The Company conducts a physical inventory annually and routinely reviews the inventory for any impairment either because of technical obsolescence or because the inventory exceeds by a material amount the forecasts for Company sales. The Company records a provision for obsolete or excess inventory whenever impairment has been identified.

Prepaid Expenses

Prepaid expenses consist primarily of pre-payments of insurance, rent, maintenance and trade deposits which will be reflected as an expense during the periods benefited.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. The recoverability of property and equipment is evaluated whenever indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets’ carrying

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

amount. No impairment charges have been recorded for the years ended December 31, 2004 and 2005 or for the six month period ended June 30, 2006 (unaudited).

Impairment of Long-lived Assets

The Company reviews long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. They assess these assets for impairment based on estimated undiscounted future cash flows from these assets. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. The Company did not recognize any impairment loss for long-lived assets for the years ended December 31, 2004 and 2005 or for the six month period ended June 30, 2006 (unaudited).

Recognition of Revenue and Costs of Services

Revenues consist of the sales of electronic equipment, parts and labor. Billings are rendered as the goods are shipped and recognized at the time of shipment. Direct costs of services include compensation, related payroll taxes, benefits and workers’ compensation insurance, and outsourcing costs. Costs of services are recognized at the time of shipment.

Revenue is recognized upon shipment, if the contract shipping term is FOB shipping point, and upon delivery, if the contract shipping term is FOB destination, provided there are no uncertainties surrounding product acceptance, persuasive evidence of an arrangement exists, there are no significant vendor obligations, the fees are fixed or determinable and collection is reasonably assured.

Costs incurred for shipping and handling are included in cost of revenues at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenue.

Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent,” establishes criteria for recognizing revenues on a gross or net basis. The Company is the primary obligor in its transactions, has responsibility for fulfillment, including the acceptability of services ordered and purchased by customers. In addition, the Company has all credit risk, retains substantially all risk and rewards of the products sold. Accordingly, the Company records all transactions at the gross revenue amount billed, consistent with the provisions of EITF 99-19.

Advertising Expenses

All advertising expenditures are expensed as incurred. Advertising expenses for 2004 and 2005 were $77,581 and $224,017, respectively. Advertising expenses for the six-month periods ended June 30, 2005 and 2006 were $72,366 and $221,273, respectively (unaudited).

Research and Development

Research and development costs are charged to the expense, as incurred.

Deferred patent application cost

Legal expenses incurred in preparation of patent application have been deferred and will be amortized over the useful life of granted patents. Costs incurred in preparation of applications that are not granted will be charged to expense at that time.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Foreign Currency

The Company outsourced certain research and development to a Japanese firm and purchases significant amounts of product from this Japanese firm. Services and products were billed to the Company in the local currency. Liabilities in foreign currencies and cash held in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Costs and expenses are translated into United States dollars at average exchange rates for the period. Gains and losses resulting from translation are accumulated as a component of other comprehensive income (loss). Realized gains and losses from foreign currency transactions are recognized as other income (expense).

Comprehensive Loss

Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources. The change in accumulated other comprehensive loss for all periods presented resulted from foreign currency translation gains and losses.

Stock-based Compensation

The Company accounts for stock-based compensation arrangements in accordance with Statement of financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. For options granted prior to the merger with ICOP, the fair value of option grants was determined using the Black-Scholes option-pricing model with a zero volatility assumption. For options granted subsequent to the merger, the fair value of option grants was determined using the Black-Scholes option-pricing model with volatility assumptions based on actual or expected fluctuations in the price of our common stock.

Generally accepted accounting principles require companies who choose to account for stock option grants using the intrinsic value method to also determine the fair value of option grants using an option-pricing model, such as the Black-Scholes model, and to disclose the impact of fair value accounting in a note to the financial statements. In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123.” The Company did not elect to voluntarily change to the fair value based method of accounting for stock based employee compensation and record such amounts as charges to operating expense.

The Company accounts for stock-based arrangements issued to non-employees using the fair value based method, which calculates compensation expense based on the fair value of the stock option granted using the Black-Scholes option pricing model at the date of grant, or over the period of performance, as appropriate.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Loss per Common Share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share uses the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has incurred operating losses, therefore, there is no variance between the basic and diluted loss per share.

The weighted average number of common shares outstanding was calculated based upon post-split shares for all periods presented.

Concentrations

The Company purchased from one supplier approximately 44% and 76% of its inventory during the years ended December 31, 2004 and 2005, respectively. During the six months ended June 30, 2006 (unaudited), approximately 80% of inventory was purchased from this supplier and we anticipate that a total of approximately 55% of inventory will be purchased from this supplier during 2006.

The Company sold substantially all of its products to law enforcement agencies in the US and abroad. Accordingly, substantially all accounts receivable at December 31, 2005 are concentrated in the law enforcement industry.

The Company’s product line is concentrated in one product; the Model 20/20 digital video recording system and related support equipment.

The Company is continually exposed to risks of future material loss related to torts; theft of, damage to, expropriation of, or destruction of assets; business interruption; errors or omissions; injuries to employees; or acts of God. Management has made no estimate of the actual and potential effects of losses from such risks on the Company’s historical or planned operations, including exposure to losses from claims, curtailment of research and development or manufacturing, or contraction or cessation of other activities, such as discontinuance of its product line.

Fair Value of Financial Instruments

The Company has determined, based on available market information and appropriate valuation methodologies, the fair values of its financial instruments approximate carrying values. The carrying amounts of cash, receivables, payables, and other current liabilities at December 31, 2005 and June 30, 2006 (unaudited) approximate fair value due to the short-term maturity of the instruments. At December 31, 2005 and June 30, 2006 (unaudited), based on rates for similar types of debt, the fair value of notes payable was not materially different from its carrying amount.

New Accounting Standards

SFAS No. 151, “Inventory Costs,” is effective for fiscal years beginning after June 15, 2005. This statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS 151 is expected to have no impact on the Company’s financial statements.

SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions,” is effective for fiscal years beginning after June 15, 2005. This statement amends SFAS No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions. The adoption of SFAS No. 152 is expected to have no impact on the Company’s financial statements.

SFAS No. 123(R), “Share-Based Payment,” replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. The Company is required to apply this statement in the first interim period that begins after December 15, 2005. The adoption of SFAS No. 123(R) is expected to have an impact on the Company’s future financial statements.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

SFAS No. 153, “Exchanges of Nonmonetary Assets”—an amendment of APB Opinion No. 29, is effective for fiscal years beginning after June 15, 2005. This statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair-value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is expected to have no impact on the Company’s financial statements.

FIN No. 46(R) revised FIN No. 46, “Consolidation of Variable Interest Entities,” requiring the consolidation by a business of variable interest entities in which it is the primary beneficiary. The adoption of FIN No. 46 did not have an impact on the Company’s financial statements.

The EITF reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments’” (“FSP”) which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The Company does not expect the adoption of this consensus or FSP to have a material impact on its financial statements.

The EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact on diluted earnings (loss) per share.

Note 2: Related Party Transactions

Notes and loans payable to related parties consisted of unsecured advances made to the Company under promissory note agreements for working capital purposes and accrued interest at from 8 to 10 percent thereon. The Company recorded interest expense of $13,447 and $4,864 on the notes for the years ended December 31, 2004 and 2005. During the year ended December 31, 2004, the $233,877 shareholder notes were repaid including accrued interest and other shareholders advanced $304,066 to the Company under primarily non-interest bearing demand notes against which the Company repaid $165,000. During the year ended December 31, 2005, another shareholder advanced $300,000 to the Company as a demand note that accrued interest at approximately 8% per annum. All notes and loans from shareholders were repaid in 2005.

The Company purchased furnishings and equipment totaling $50,066 from an affiliate during the year ended December 31, 2004. The prices paid were the predecessor’s depreciated cost, which the board of directors determined to represent the fair value of the property.

The Company paid automobile lease payments of $720 per month on behalf of the Chairman of the Board in 2004. Total payments related to the lease were $4,320 in 2004 before the payments were discontinued.

Note 3: Investment in Unconsolidated Subsidiary

In March 2004, the Company transferred $450,000 to McCoy’s Law Line, Inc to repay bank debt incurred during the preceding year. The Company also sold its entire investment in this subsidiary to McCoy’s original owners in exchange for the 70,000 post-split shares of ICOP common stock that the Company had paid for the original purchase. No gain or loss was recorded in 2004 from this investment or disposition of this investment.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Note 4: Property and Equipment

Property and equipment consisted of the following as of December 31, 2005, and June 30, 2006:

	December 31, 2005	June 30, 2006
		(unaudited)
Equipment	$228,135	$321,468
Vehicles	180,569	257,251
Furniture	166,346	263,390
Leasehold improvements	150,336	151,954

	725,386	994,063
Less: accumulated depreciation	(123,279)	(236,684)

	$602,107	$757,379

Depreciation expense was $28,320 and $85,099 for the years ended December 31, 2004 and 2005 and $25,447 and $113,405 for the six-month periods ended June 30, 2005 and 2006 (unaudited).

Note 5: Debt

Long-term debt at December 31, 2005 and at June 30, 2006 consisted of the following:

	December 31, 2005	June 30, 2006
		(unaudited)
Notes payable in monthly installments totaling $2,712 through 2009, with interest at 8%, collateralized by vehicles	$104,913	$141,901
Less: current maturities	28,262	41,087

Long-term debt	$76,651	$100,814

Aggregate maturities required on long-term debt at December 31, 2005, are as follows:

2006	$28,262
2007	29,509
2008	30,839
2009	16,303

$104,913

In July 2004, the Company obtained a six-month unsecured note payable in the amount of $200,000, bearing interest at the rate of 10% per annum. This note was repaid in 2005 by payment of accrued interest and inclusion of principal in the bridge loan described in Note 10.

In March 2005, the Company completed the sale of $2,200,000 in secured promissory notes and related common stock warrants. These notes were sold to accredited investors and were repaid when the public offering was completed in July 2005 along with accrued interest at a rate of 8% per annum. The fair value of the included warrants, calculated using the Black Scholes Model to be $470,000, was recorded as a discount to the notes and a contribution to capital and was subsequently charged to debt issue expense.

In June 2005, the Company issued a non-interest bearing note payable to Paulson Investment Company in the amount of $600,000. This note was repaid when the public offering was completed in July 2005.

In June 2005, the Company obtained a one-year line of credit from a bank in the amount of $600,000 secured by customer purchase orders. Interest on this note is payable monthly at the rate of 2% over the bank index rate. In

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

June 2005, the Company drew $400,000 on this line of credit and repaid the balance in August 2005. No balance was outstanding on this note at December 31, 2005.

In January 2006, the Company extended its bank line of credit to $2,500,000, secured by contract rights, accounts receivable, inventory and general intangibles. The line is annually renewable for three years and accrues interest at one half percent over the Wall Street Journal Prime Lending Rate.

In January 2006, the Company executed installment notes to finance equipment purchases in the total amount of $56,000 (unaudited), payable monthly including interest at 7.75% per annum through January 2010. Annual maturities on these notes are $11,116 in 2006, $13,288 in 2007, $14,404 in 2008, $15,616 in 2009 and $1,576 in 2010.

Note 6: Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
			(unaudited)	(unaudited)
U.S. statutory federal rate	34%	34%	34%	34%
State income tax rate, net of federal benefits	3%	3%	3%	3%
Net operating loss (NOL) for which no tax benefit is currently available	(37)%	(37)%	(37)%	(37)%

	0%	0%	0%	0%

At December 31, 2004, deferred taxes consisted of a net tax asset of $2,543,000 due to operating loss carryforwards of $6,873,000, which was fully allowed for, in the valuation allowance of $2,543,000. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the year ended December 31, 2004 was $737,000.

At December 31, 2005, deferred taxes consisted of a net tax asset of $3,536,000 due to operating loss carryforwards of $9,557,000, which was fully allowed for, in the valuation allowance of $3,536,000. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the year ended December 31, 2005 was $993,000. Net operating loss carryforwards will expire through 2025.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of those losses.

Note 7: Shareholders’ Equity

Preferred Stock

No par preferred stock may be issued in series. Designations, preferences, stated values, rights, qualifications or limitations are to be determined by the Board of Directors.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

From January through March 2004, the Company sold 18,333 post-split shares of convertible preferred stock for total proceeds of $1,099,998. Each share was convertible into eight shares of common stock at any time by written notice from the shareholder and could be converted at the same rate by the Company if it so elects, upon completion of an offering of common stock with gross proceeds of at least $10,000,000. Each share of preferred stock also carried a warrant that allows the purchase of an additional eight common shares at a price of $18.00 per share. In December 2004, the Company issued an additional 6,667 post-split shares of this convertible preferred stock in settlement of a dispute and recorded an operating expense of $400,000. In conjunction with the registered offering of common stock completed in July 2005, all preferred stock was converted to common stock at the rate of eight common shares for each preferred share.

In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”), the Company recognized an imbedded beneficial conversion feature present in the convertible preferred stock. The Company recognized a total of $500,000, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid-in capital and a deemed dividend to the convertible preferred stock holders. Since the preferred shares were convertible at the date of issuance, the deemed dividend to the preferred shareholders attributed to the beneficial conversion feature has been recognized in full at the date the convertible preferred stock was issued, resulting in an increase in net loss to common shareholders of $500,000 for the year ended December 31, 2004.

Common Stock

Reverse Stock Split

On February 28, 2005, the Company’s shareholders approved a reverse stock split that exchanged one new share of stock for ten existing shares effective March 10, 2005. All share amounts in the accompanying financial statements have been changed to reflect the effect of this change. The computation of basic and diluted earnings (loss) per share has been adjusted for all periods presented to reflect such changes in the number of shares.

Stock Issued for Cash

In 2004, the Company sold 41,500 post-split shares of its common stock for a total of $395,000. In January and July 2004, the Company also sold 10,000 post-split shares of its common stock for a total of $100,000 through the exercise of stock options granted in 2002.

In July 2005, the Company completed a registered equity offering including a total of 2,990,000 shares of common stock and warrants to purchase another 2,990,000 shares of common stock for net proceeds of approximately $10.5 million, after deducting transaction costs of approximately $1.8 million. The warrants allow the holder to acquire common stock at a price of $6.19 per share for a period of five years. In addition the underwriter has an option to acquire 260,000 shares of common stock at a price of $4.95 per share. Each share acquired by the underwriter would be paired with a warrant to purchase another share of common stock at a price of $6.19 per share, up to a total of 260,000 shares. On completion of this offering all remaining preferred stock was converted to common stock.

In December 2005, the Company completed a private equity offering including a total of 650,000 shares of common stock and warrants to purchase another 227,500 shares of common stock for net proceeds of approximately $3.5 million, after deducting transaction costs of approximately $0.3 million. The warrants allow the holder to acquire common stock at a price of $6.19 per share for a period of five years. In addition the placement agent has an option to acquire 65,000 shares of common stock at a price of $5.92 per share. Each share acquired by the placement agent would be paired with a warrant to purchase another .35 share of common stock at a price of $6.19 per share, up to a total of 22,750 shares.

In March 2006, a shareholder exercised warrants to purchase 22,798 shares of the Company’s no par common stock at a total cost of $155,254 (unaudited).

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Stock Issued for Consideration Other than Cash

In December 2004, the Company issued 20,000 shares of its common stock for engineering services. The shares were valued by the Board of Directors at $10.00 per share based upon contemporaneous sales of stock for cash to unrelated third parties. The Company recorded compensation expense in the amount of $200,000.

Award of Restricted Common Stock for Services (Unaudited)

In May 2006, the board of directors granted a total of 400,000 shares of restricted common stock to two executive officers in recognition of their importance to the achievement of certain milestones and to the future of the company. The shares have been issued to the officers but are restricted from sale by the officers. Restrictions on 50% of the shares lapse when the Company accumulates a total of $15 million gross revenue from inception and restrictions on the remaining 50% of the shares lapse when the Company reaches positive earnings before interest, taxes, depreciation and amortization for three consecutive months. The grant further provides that the officers will receive a supplemental bonus in an amount equal to the income tax liability incurred by the officers at the time the restrictions lapse. The Company valued these restricted shares at the market value on May 4, 2006 of $5.85 per share for a total of $2,340,000. Progress toward the gross revenue target is measurable, but progress toward the positive earnings target is uncertain. Accordingly, the value of the shares related to the gross revenue target will be reported as compensation expense and added to paid in capital ratably as revenue accumulates to the $15 million target. A total of $95,000 has been recognized as compensation expense at June 30, 2006. Any portion of the value that has not been recognized at the time the target is achieved will be recognized at that time. The value of the shares related to the positive earnings target will be recognized when that target is achieved.

Stock Option Plan

The Company established a Stock Option Plan (the “Plan”) in 2002 to attract and retain directors, officers, key employees and consultants. The plan permits the Board of Directors to grant (1) options to purchase common stock; (2) restricted stock awards, and (3) cash, shares of common stock or a combination of both.

Warrants and options granted to non-employees, accounted for under the fair value method

On February 1, 2005, the Company granted bridge lenders warrants to purchase an aggregate of 400,000 post-split shares of the Company’s common stock at an exercise price of $4.13 per share. The warrants vested immediately and expire on January 31, 2010. The market price of the stock was $4.00 per share on the grant date. The Company valued the warrants at $1.176 per share, or $470,000, which was recorded as debt issue expense in the accompanying financial statements for the year ended December 31, 2005.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.43%
Dividend yield	0.00%
Volatility factor	34.00%
Weighted average expected life	3.75 years

On April 27, 2004, the Company granted a consultant options to purchase an aggregate of 5,000 post-split shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested immediately and expire on December 31, 2007. The market price of the stock was $10.00 per share on the grant date. The Company valued the options at $0.50 per share, or $2,500, which was recorded as stock-based compensation in the accompanying financial statements for the year ended December 31, 2004.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

On August 12, 2004, the Company granted a consultant options to purchase an aggregate of 5,000 post-split shares of the Company’s common stock at an exercise price of $10.00 per share. All of the options vested on the date of grant. The options expire on December 31, 2008. The market price of the stock was $10.00 per share on the grant date. The Company valued the options at $0.50 per share, or $2,500, which was recorded as stock-based compensation in the accompanying financial statements for the year ended December 31, 2004.

On March 8, 2005, the Company granted a consultant warrants to purchase an aggregate of 5,000 shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested on the date of grant. The options expire on September 30, 2006. On March 8, 2005, the quoted market price of the stock was $7.40 per share. The Company valued the warrants at $0.40 per share, or $2,000, in accordance with SFAS 123, which was recorded as stock-based compensation in the accompanying financial statements for the year ended December 31, 2005.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.23%
Dividend yield	0.00%
Volatility factor	34.00%
Weighted average expected life	1.13 years

In connection with the registered equity offering in July 2005, the Company granted the representative of the underwriters warrants to purchase an aggregate of 260,000 shares of the Company’s common stock at an exercise price of $4.95 per share. The warrants became exercisable 180 days after issuance and expire on July 8, 2010. The quoted market price of the stock was $4.13 per share on the date of grant. The Company valued the warrants at $1.23 per share, or $321,000, in accordance with SFAS 123. All $321,000 was recorded as stock offering costs in the accompanying financial statements for the year ended December 31, 2005.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.84%
Dividend yield	0.00%
Volatility factor	34.00%
Weighted average expected life	5 years

On September 28, 2005, the Company granted a consultant warrants to purchase an aggregate of 25,000 shares of the Company’s common stock at an exercise price of $7.50 per share. The warrants vested within one year. The options expire on December 31, 2007. The quoted market price of the stock was $4.55 per share on the date of grant. The Company valued the warrants at $0.20 per share, or $5,000, in accordance with SFAS 123. Stock-based compensation of $5,000 was recorded in the accompanying financial statements for the year ended December 31, 2005.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.95%
Dividend yield	0.00%
Volatility factor	34.00%
Weighted average expected life	1.69 years

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

On November 20, 2005, the Company granted a consultant warrants to purchase an aggregate of 25,000 shares of the Company’s common stock at an exercise price of $7.50 per share. The warrants vested immediately and expire on December 31, 2009. On November 20, 2005, the quoted market price of the stock was $5.60 per share. The Company valued the options at $1.00 per share, or $25,000, in accordance with SFAS 123. All $25,000 was recorded as stock-based compensation in the accompanying financial statements for the year ended December 31, 2005.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.40%
Dividend yield	0.00%
Volatility factor	34.00%
Weighted average expected life	3 years

In connection with the private equity offering in December 2005, the Company granted the placement agent warrants to purchase an aggregate of 65,000 shares of the Company’s common stock at an exercise price of $5.92 per share. The options vested immediately and expire on June 30, 2010. On December 1, 2005, the quoted market price of the stock was $4.93 per share. The Company valued the warrants at $1.52 per share, or $99,000, in accordance with SFAS 123. All $99,000 was recorded as stock offering costs in the accompanying financial statements for the year ended December 31, 2005.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.45%
Dividend yield	0.00%
Volatility factor	34.00%
Weighted average expected life	5 years

In March 2006, the Company granted an employee an option to purchase an aggregate of 10,000 shares of the Company’s common stock at an exercise price of $10.00 per share (unaudited). The option vests in five increments of 2,000 shares each through December 31, 2009 and expires on January 31, 2010. The quoted market price of the stock was $5.32 per share. The Company valued the option at $0.50 per share, or $5,000, in accordance with SFAS 123(R). The vested portion of $1,000 was recorded as stock-based compensation in the accompanying financial statements.

The fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.72%
Dividend yield	0.00%
Volatility factor	34.00%
Weighted average expected life	3 years

Options cancelled and reissued, accounted for under the intrinsic value method, (unaudited)

On May 4, 2006, the board of directors cancelled all outstanding stock options with an exercise price over the closing stock price for the company’s common stock on May 4, 2006 and granted new options at that closing price (unaudited). Expiration dates and vesting terms of the replacement options were substantially identical to those cancelled. Collectively, the company replaced options to purchase an aggregate of 600,000 shares of the Company’s common stock at an exercise price of $5.85 per share. The quoted market price of the stock on May 4, 2006 was $5.85 per share. The Company determined the average increase in the value of the issued options over the value of the

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

cancelled options to be $0.56 per share, or $335,000, in accordance with SFAS 123(R). The vested portion of $306,000 was recognized as stock-based compensation in the accompanying financial statements.

The increase in the fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.97%
Dividend yield	0.00%
Volatility factor	51.00%
Weighted average expected life	3 years

Options granted to employees, accounted for under the intrinsic value method

On April 27, 2004, the Company granted an employee options to purchase an aggregate of 25,000 post-split shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested immediately and expire on April 26, 2009. The market price of the stock was $10.00 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $0.96 per share, or $24,000, and is included in the pro forma schedule presented below.

On July 21, 2004, the Company extended the term of an employee’s options to purchase an aggregate of 100,000 shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested immediately and expire on December 31, 2012. The market price of the stock was $10.00 per share on the extension date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $0.89 per share, or $89,000, and is included in the pro forma schedule presented below.

On August 2, 2004, the Company granted an employee options to purchase an aggregate of 5,000 shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested immediately and expire on December 31, 2008. The market price of the stock was $10.00 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $0.80 per share, or $4,000, and is included in the pro forma schedule presented below.

On October 29, 2004, the Company granted an employee options to purchase an aggregate of 50,000 shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested immediately and expire on December 31, 2012. The market price of the stock was $10.00 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $1.50 per share, or $75,000, and is included in the pro forma schedule presented below.

An option for 5,000 post-split shares was cancelled in 2004 when released by the holder.

On January 5, 2005, the Company granted two employees options to purchase an aggregate of 100,000 shares of the Company’s common stock at an exercise price of $5.50 per share. The options vested immediately and expire on December 31, 2014. The quoted market price of the stock was $5.50 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $2.50 per share, or $250,000, and is included in the pro forma schedule presented below.

On February 4, 2005, the Company granted one officer and three employees options to purchase an aggregate of 35,000 shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested 20% immediately and 20% per year over the following four years. The options expire on December 31, 2009. The quoted market price of the stock was $6.40 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $0.97 per share, or $34,000, and is included in the pro forma schedule presented below.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

On March 21, 2005, the Company granted four employee/directors options to purchase an aggregate of 30,000 shares of the Company’s common stock at an exercise price of $10.00 per share. The options vested immediately and expire on December 31, 2009. The quoted market price of the stock was $6.80 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $1.13 per share, or $34,000, and is included in the pro forma schedule presented below.

On November 20, 2005, the Company granted two employees options to purchase an aggregate of 300,000 shares of the Company’s common stock at an exercise price of $6.54 per share. The options vested immediately and expire on December 31, 2015. The quoted market price of the stock was $5.60 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $2.32 per share, or $696,000, and is included in the pro forma schedule presented below.

On November 20, 2005, the Company granted three employee/directors options to purchase an aggregate of 15,000 shares of the Company’s common stock at an exercise price of $6.54 per share. The options vested immediately and expire on December 31, 2010. The quoted market price of the stock was $5.60 per share on the grant date. Stock-based compensation was recorded on the options based on the intrinsic value method at $0.00 per share. The fair value of the options was calculated at $1.27 per share, or $19,000, and is included in the pro forma schedule presented below.

Had compensation expense been recorded based on the fair value at the grant date, and charged to expense over vesting periods, consistent with the provisions of SFAS 123, the Company’s net loss and net loss per share to common shareholders would have increased to the pro forma amounts indicated below:

	Years ended December 31,
	2004	2005
Net loss, as reported	$(2,892,513)	$(2,897,798)
Decrease due to:
Employee stock options	(188,000)	(1,006,000)

Pro forma net loss	$(3,080,513)	$(3,903,798)

As reported:
Net loss per share - basic and diluted	$(1.80)	$(0.92)

Pro Forma:
Net loss per share - basic and diluted	$(1.92)	$(1.24)

The following schedule reflects the calculation of the pro forma compensation expense on employee stock options:

Date of Grant	Number of Options Granted	Total Fair Value	Options Vested Through December 31, 2005	Fair Value Incurred Through December 31, 2005
04/27/04	25,000	$24,000	25,000	$24,000
07/21/04	100,000	89,000	100,000	89,000
08/02/04	5,000	4,000	5,000	4,000
10/29/04	50,000	75,000	50,000	75,000
Canceled	(5,000)	(4,000)	(5,000)	(4,000)
01/05/05	100,000	250,000	100,000	250,000

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Date of Grant	Number of Options Granted	Total Fair Value	Options Vested Through December 31, 2005	Fair Value Incurred Through December 31, 2005
02/04/05	35,000	34,000	7,000	7,000
03/21/05	30,000	34,000	30,000	34,000
11/20/05	315,000	715,000	315,000	715,000

	655,000	$1,221,000	627,000	$1,194,000

Following is a schedule of changes in common stock options and warrants for the two-year period ended December 31, 2005, and the six months ended June 30, 2006 (unaudited):

	Awards Outstanding		Exercise Price Per Share	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
	Total	Exercisable
Outstanding at January 1, 2004	250,000	250,000	$10.00	$10.00	3.00 years
Granted	290,000	290,000	$10.00 -$18.00	$14.10	5.02 years
Exercised	(10,000)	(10,000)	—	$—	N/A
Cancelled/Expired	(100,000)	(100,000)	—	$—	N/A

Outstanding at December 31, 2004	430,000	430,000	$10.00-$18.00	$13.72	4.51 years
Granted	4,477,500	4,434,500	$4.13 - $10.00	$6.01	4.93 years
Vested	—	—	—	$—	N/A
Exercised	—	—	—	$—	N/A
Cancelled/Expired	—	—	—	$—	N/A

Outstanding at December 31, 2005	4,907,500	4,864,500	$4.13 - $18.00	$6.69	4.86 years
Granted (unaudited)	610,000	559,000	$5.85	$5.85	4.93 years
Vested (unaudited)	—	—	—	$—	N/A
Exercised (unaudited)	(22,798)	(22,798)	—	$—	N/A
Cancelled/Expired (unaudited)	(600,000)	(557,000)	—	$—	N/A

Outstanding at June 30, 2006 (unaudited)	4,894,702	4,843,702	$4.13 - $18.00	$6.33	4.36 years

Common stock awards consisted of the following options and warrants for the years from January 1, 2004 through December 31, 2005, and the six months ended June 30, 2006 (unaudited):

Description	Options	Warrants	Total Awards
Outstanding at January 1, 2004	250,000	—	250,000
Granted	90,000	200,000	290,000
Exercised	(10,000)	—	(10,000)
Cancelled/expired	(100,000)	—	(100,000)

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Description	Options	Warrants	Total Awards
Outstanding at December 31, 2004	230,000	200,000	430,000
Granted	860,000	3,617,500	4,477,500
Exercised	—	—	—
Cancelled/expired	—	—	—

Outstanding at December 31, 2005	1,090,000	3,817,500	4,907,500
Granted, (unaudited)	610,000	—	610,000
Exercised (unaudited)	—	(22,798)	(22,798)
Cancelled/expired (unaudited)	(600,000)	—	(600,000)

Outstanding at June 30, 2006 (unaudited)	1,100,000	3,794,702	4,894,702

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

Note 8: Commitments

Operating Lease Arrangements

The Company leases office space in Lenexa, Kansas under an operating lease expiring in 2010. Future minimum payments due under the noncancelable lease are as follows:

Year ending December 31:
2006	$176,000
2007	176,000
2008	176,000
2009	176,000
2010	88,000

$792,000

Rent expense was $99,343 and $165,106 for the years ended December 31, 2004 and 2005, respectively, and $68,678 and $134,181 (unaudited) for the six-month periods ended June 30, 2005 and 2006.

Royalty Payments

The Company agreed to pay a royalty payment of $100 per unit for the first 1,000 in-car video units sold and has agreed to pay a royalty of $20 per unit for all video units sold using a specific portion of current software.

401(k) Retirement Savings Plan

During 2005, the Company adopted a retirement savings plan intended to comply with Section 40l(k) of the Internal Revenue Code of 1986. Effective January 1, 2004, all employees are eligible to participate in the plan after one year of service and attainment of age twenty-one. In general, amounts held in a participant’s account are not distributable until the participant terminates employment with the Company, reaches age 59 1/2, dies or becomes permanently disabled.

Participants are permitted to authorize pre-tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Company makes “safe harbor” matching contributions of three percent of compensation for all eligible employees. Each participant is 100% vested at all times in employee and employer “safe harbor” contributions. The Company’s matching contributions to the 40l(k) plan were $6,183 and $17,696 in 2004 and 2005, respectively.

Note 9: Gain on Restructure of Trade Debt

In June 2004, the Company negotiated a reduction of $471,707 in the amount it had been billed by a contractor in 2003 for research and development costs. A gain of $471,707 is reflected in the Statement of Operations for the year ended December 31, 2004.

Note 10: Subsequent Events (unaudited)

In August 2006, the Board of Directors granted options to purchase 57,500 shares of common stock to seven employees and directors. The options are exercisable for up to five years at a price of $5.85 per share. The Board also issued a warrant to an Advisory Board member to purchase 10,000 shares of common stock for a period of up to five years at a price of $7.50 per share.

ICOP DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and June 30, 2006 (unaudited)

In August 2006, the Company offered to reduce the exercise price of preferred stock warrants to $4.19 per share for a limited period of time. Before expiration of this offer, the Company received $742,476 from exercise of warrants to purchase 177,202 shares.

In September 2006, the Company issued a warrant to a consultant to purchase up to 30,000 shares of common stock at an exercise price of $6.81 per share. The warrant expires in August 2009.

1,000,000 shares of common stock

1,000,000 redeemable warrants

PROSPECTUS

Paulson Investment Company, Inc.

Capital Growth Financial, LLC

October 16, 2006